Exhibit 99.1

RICHMONT MINES INC.
REPORT TO SHAREHOLDERS

1

First Quarter ended March 31, 2011

For information

Jennifer Aitken
Investor Relations
Richmont Mines Inc.
1501 McGill College Avenue
Suite 2930
Montreal, Quebec	Phone: 514 397-1410
Canada H3A 3M8	Fax: 514 397-8620

info@richmont-mines.com	www.richmont-mines.com

Ticker symbol: RIC	Listings: Toronto – NYSE Amex

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

GENERAL

The following management’s discussion and analysis is intended to assist you in understanding and evaluating changes in our financial condition and operations as at and for the three month period ended March 31, 2011. We recommend you read this in conjunction with our unaudited interim financial statements for the quarter ended March 31, 2011, and our audited consolidated financial statements for the year ended December 31, 2010, and the accompanying notes. All amounts are expressed in Canadian dollar and in accordance with International Financial Reporting Standards (“IFRS”), except otherwise noted. The data on production are given in metric units, the most widely used method in Canada. The March 31, 2011 interim consolidated financial statements are the Company’s first financial statements prepared under IFRS. Consequently, the comparative figures for 2010 have been restated from accounting principles generally accepted in Canada, or Canadian GAAP, to comply with IFRS. The reconciliations from the previously published Canadian GAAP financial statements are summarized in Note 21 to the interim consolidated financial statements. In addition, IFRS 1 on first adoption allows certain exemptions from retrospective application of IFRS in the opening statement of financial position. Where these exemptions have been used they have also been explained in Note 21 to the interim consolidated financial statements. More information on Richmont Mines can be obtained on the SEDAR website (www.sedar.com), and the Company’s website (www.richmont-mines.com). In addition to historical information, this management’s discussion and analysis contains forward-looking information. Please see “Disclosure regarding forward-looking statements” on page 19.

OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE FIRST QUARTER OF 2011

  Q1 2011 earnings of $8.7 million, or $0.28 per share, versus Q1 2010 earnings of $1.8 million, or $0.07 per share;

  Gold sales of 19,234 ounces at an average selling price of US$1,389 (CAN$1,369) per ounce;

  Significant increase in resource base announced at Wasamac property; 35,000 metre drill program on Wasamac in 2011 continues to yield positive results;

  Ownership of Monique property increased to 100% following fulfillment of terms of option agreement with SOQUEM; Preliminary drill results from 2011 drill campaign reaffirm property potential;

  Sale of Valentine Lake property completed for proceeds of CAN$3.0 million;

  $50.0 million in working capital and $47.0 million in cash and cash equivalents as at March 31, 2011;

  No long-term debt; no gold or currency hedging contracts.

02
MAY 12, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

First Quarter 2011 Overview

Commenting on the first quarter, Mr. Martin Rivard, President and CEO of Richmont Mines noted: “We are very pleased with the strong results generated by our operations this quarter, as they highlight that efforts made at both the Island Gold Mine and the Beaufor Mine are paying off. Driving these efforts are our employees, whom I would like to thank for their continued commitment, dedication and adaptability.” He continued: “Recovered grades improved notably year-over-year at both of our operating mines, with Island Gold and Beaufor yielding improvements of 22% and 37%, respectively. Overall, the Island Gold Mine had a particularly solid quarter, with increases in tonnage, recovered grades and gold recovery rates contributing to the 30% growth in the number of gold ounces sold. Combined, these factors similarly translated into a cost per tonne of $128 during the first quarter of 2011, 9% below last year’s cost per tonne of $140 at this mine. While Beaufor saw recovered grades improve significantly to 8.26 g/t in the current quarter from 6.04 g/t last year, 18,826 tonnes of ore were processed this quarter while the remaining stockpile of 7,932 tonnes available at the end of Q1 was processed in Q2. When combined with the greater amount of development needed to access ore zones at this mine, cash costs increased year-over-year. While we believe that costs will remain at current levels on a go-forward basis, we continue to refine our mining plans in an effort to reach mineable reserves more efficiency, and remain confident that this mine will attain its annual gold sales target of 20,000 – 25,000 ounces. Furthermore, we are actively evaluating the potential of promising near-surface zones on the property.”

Mr. Rivard commented on the Company’s proactive exploration program: “We have a widespread and extensive exploration program in 2011, with over 90,000 metres of drilling planned across our property portfolio. We are particularly enthusiastic about our drilling campaigns on our Wasamac and Monique properties, and this enthusiasm has only been heightened with the initial results obtained to date in 2011. These assets have the potential to notably expand the Company’s production profile going forward, and we look forward to evaluating their full potential for Richmont and our shareholders as the year progresses. While our existing operations provide good production potential, we remain committed to actively assessing possible acquisition, strategic partnership and joint venture opportunities as well, as both will be contributing factors in our objective to become a gold company with annual production in excess of 200,000 ounces of gold.”

03
MAY 12, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

KEY FINANCIAL DATA1

	Three months ended
	March 31,	March 31,
	2011	2010

KEY PER OUNCE OF GOLD DATA
Average market price (US$)	1,386	1,109
Average selling price (US$)	1,389	1,116
Average selling price (CAN$)	1,369	1,149
Average exchange rate (US$/CAN$)	0.9855	1.0299[2]
Ounces of gold sold	19,234	15,841
Average cash cost (US$ /ounce)[3]	743	841
Average cash cost (CAN$ /ounce)[3]	732	866

KEY FINANCIAL DATA (in thousands of CAN$)
Revenue	26,429	19,964
Net earnings attributable to Richmont Mines shareholders	8,712	1,842
Net earnings per share	0.28	0.07
Cash flow from operating activities	9,610	5,208
Investments in property, plant and equipment	6,153	3,575

	March 31,	December 31,
	2011	2010

Cash and cash equivalents	47,048	40,030
Total assets	128,516	115,305
Equity	103,952	94,791
Shares outstanding (thousands)	31,375	31,230

KEY PER SHARE DATA
Stock Price (at closing)
US$ (NYSE Amex)	6.65	5.11
CAN$ (TSX)	6.41	5.11
[1]

Throughout this document, the Company uses performance indicators that are not defined according to International Financial Reporting Standards (“IFRS”), such as the total cash cost of production per ounce sold for each of the Company’s properties, excluding the rates of depreciation per ounce. These performance indicators are widely used in the mining industry. Nonetheless, they are in no way a standard prescribed by IFRS. The Company believes that some investors use these indicators, in addition to the financial information prepared in accordance with IFRS, to evaluate the Company’s performance and its ability to generate cash.

Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for the performance indicators prepared in accordance with IFRS.
[2]	Average exchange rate used for year 2010.
[3]	The average cash cost includes operating costs and royalties.

Exchange Rates

Although Richmont Mines’ financial statements are reported in Canadian dollars, the Company discloses the realized price and cash cost per ounce of gold sold in US dollars, as these performance indicators are widely used in the mining industry.

For accounting purposes, the Company establishes an estimated annual exchange rate at the beginning of the year. On a quarterly basis, the exchange rate is adjusted to the actual year-to-date rate through the end of the quarter and this rate is used to report both year-to-date and quarterly results. Please note that previously published results may differ from results published in the current quarter due to the retroactive application of the adjusted exchange rate.

04
MAY 12, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

REVIEW OF FINANCIAL RESULTS

Three-month period ended March 31, 2011

Richmont generated net earnings of $8.7 million in the quarter, or $0.28 per share, a significant year-over-year improvement from the $1.8 million, or $0.07 per share, generated in the comparable period last year. Driving this favourable shift was higher gold sales, a higher realized average price per ounce, a 15% decline of the average cash cost per ounce of gold sold and a $3.0 million gain from the disposal of the Valentine Lake property.

Revenue for the first quarter of 2011 increased 32% to $26.4 million from revenues of $20.0 million in the first quarter of 2010. Results were driven by a 45% increase in precious metal revenues, reflecting a 21% increase in the number of ounces of gold sold and a 19% increase in the average selling price per ounce in Canadian dollars. This was offset by a notable decrease in other revenue, as no custom milling was performed during the quarter.

Total precious metals revenue increased to $26.3 million in the first quarter of 2011, from $18.2 million in the year-ago period, This was driven by the 21% increase in the number of ounces of gold sold and a higher average selling price, which rose to US$1,389 (CAN$1,369) per ounce in the current quarter, versus US$1,116 (CAN$1,149) per ounce in the same period last year. A total of 19,234 ounces of gold were sold in the first quarter of 2011, versus 15,841 ounces last year, with a 30% increase in ounces of gold sold from the Island Gold Mine and a 2% increase in the number of ounces sold from the Beaufor Mine both contributing to the year-over-year growth.

Cost of sales, which includes operating costs, royalties, custom milling expenses and some related amortization expense, totalled $16.5 million in the first quarter of 2011, up slightly from $16.1 million in the comparable period last year. The increase reflects a higher cost per tonne at the Beaufor Mine, increased milling costs, and higher amortization expense related to increased sales and a higher depreciation rate. These were partially mitigated by lower custom milling expenses reflecting the fact that no custom milling was performed during the current quarter. The average cash cost per ounce of gold sold decreased notably to US$743 (CAN$732) in the first quarter of 2011, from US$841 (CAN$866) in the first quarter of 2010, as efficiencies realized as a result of higher tonnage at Island Gold and higher recovered grades at both operating mines were only slightly offset by the effects of lower tonnage levels at Beaufor.

Exploration and project evaluation costs totalled $0.9 million in the first quarter of 2011 versus $0.8 million spent in the same period last year. Excluding exploration tax credits of $1.6 million during the current quarter, compared with $0.4 million in the comparable period of 2010, exploration and project evaluation costs amounted to $2.5 million in the current quarter versus $1.2 million in the year-ago period, reflecting the Company’s extensive exploration program in 2011. On a segmented basis, exploration costs before tax credits were approximately $0.7 million at the Wasamac property, $0.9 million at the Monique property, $0.2 million at the Beaufor Mine, $0.4 million at the Island Gold Mine and about $0.3 million on other properties during the current quarter.

First quarter administrative expenses totalled $1.3 million, up from $1.1 million in the same period in 2010. The increase was mainly attributable to higher administrative salaries as a result of adjustments made to reflect current market conditions, and higher year-over-year Board member compensation levels, reflecting the addition of new members to Richmont’s Board of Directors in February 2010.

05
MAY 12, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The mining and income taxes expense for the first quarter of 2011 was $2.1 million, based on pre-tax income of $10.8 million. This charge takes into account the increase of exploration tax credits of $1.1 million not booked against the mining and income tax but against the exploration expenses.

For the first quarter of 2010, the mining and income taxes expense amounted to $0.6 million or 25% of pre-tax income of $2.5 million. The charges include payable incomes and mining taxes of $0.3 million and a $0.3 million increase of future mining taxes.

SUMMARY OF OPERATIONS

Island Gold Mine

	Three months ended
	March 31,	March 31,
	2011	2010

Tonnes	72,380	67,735
Head grade (g/t)	6.39	5.37
Gold recovery (%)	95.73	93.49
Recovered grade (g/t)	6.12	5.02
Ounces sold	14,233	10,938
Cash cost per ounce (US$)	661	845

Investment in property, plant and equipment (thousands of CAN$)	1,334	1,485
Exploration expenses (thousands of CAN$)	436	484

Deferred development (metres)	707	634

Diamond drilling (metres)
Definition	7,137	-
Exploration	3,022	7,922

During the first quarter of 2011, the Island Gold Mine processed 72,380 tonnes of ore, a 7% improvement over the 67,735 tonnes of ore processed in the first quarter of 2010, driven by productivity improvements at the mine and at the mill. The mill attained an average daily production rate of 736 tonnes in the current quarter, with the improved performance attributable to the mill expansion completed at the end of the third quarter of 2010, during which a 6 foot by 8 foot ball mill was replaced with a larger 9 foot by 11 foot ball mill. The combination of increased tonnage, a notable 22% improvement in recovered grades, and an improved gold recovery rate contributed to a significant year-over-year reduction in the cash cost per ounce produced at Island Gold to US$661 (CAN$651) in the current quarter, from US$845 (CAN$870) last year. The Island Gold Mine sold a total of 14,233 ounces of gold at an average price of US$1,384 (CAN$1,364) in the first quarter of 2011, versus gold sales of 10,938 ounces at an average price of US$1,120 (CAN$1,154) per ounce in the comparable period last year.

Progress continues to be made at the Island Gold Mine, with improvements in overall efficiency translating into a decrease in the cash cost per tonne to $128 in the first quarter of 2011, 9% below the $140 per tonne in the comparable period of 2010, and 13% below the $147 cost per tonne for the full year 2010. The Company will maintain its efforts to enhance productivity and efficiency at both the mine and mill.

06
MAY 12, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Beaufor Mine

	Three months ended
	March 31,	March 31,
	2011	2010

Tonnes	18,826	25,262
Head grade (g/t)	8.38	6.15
Gold recovery (%)	98.58	98.16
Recovered grade (g/t)	8.26	6.04
Ounces sold	5,001	4,903
Cash cost per ounce (US$)	975	832

Investment in property, plant and equipment (thousands of CAN$)	907	698
Exploration expenses (thousands of CAN$)	231	296

Deferred development (metres)	378	600

Diamond drilling (metres)
Definition	4,423	10,808
Exploration	1,485	1,832

A total of 18,826 tonnes were processed from the Beaufor Mine in the first quarter of 2011, compared to 25,262 tonnes in the year ago period. The shortfall was primarily attributable to a stockpile of 7,932 tonnes in place at the end of the first quarter which has since been processed during the second quarter of 2011. While tonnage was down, Beaufor’s recovered grade improved significantly year-over-year to 8.26 g/t in the first quarter of 2011 compared to 6.04 g/t in the comparable period of 2010, primarily due to higher grade development ore and stopes, primarily below the 20th level of the mine, being accessed during the quarter. Total cash cost per ounce produced rose to US$975 (CAN$961) in the current quarter, from US$832 (CAN$856) in the prior year, a reflection of lower tonnage, higher mining costs associated with increased development needed to access the mining areas, and higher milling costs due to the limited quantity of ore processed during the quarter. A total of 5,001 ounces of gold were sold in the first quarter of 2011 at an average price of US$1,404 (CAN$1,384), in line with the Company’s annual sales target for this mine of 20,000 to 25,000 ounces of gold. This was compared to 4,903 ounces of gold sold at an average price of US$1,107 (CAN$1,140) in the comparable period of 2010.

While the Company continues to anticipate that extensive development will be needed to access mineable reserves at Beaufor on a go-forward basis, recovered grades are expected to remain favourable as mining areas with better grades continue to be accessed during the remainder of the year. On the exploration front, the Company is actively pursuing the potential of promising near-surface zones on the Beaufor property, including the previously identified W Zone and 357 Zone.

Camflo Mill

The Camflo Mill processed 16,127 tonnes of ore from the Beaufor Mine in the first quarter of 2011, down from 28,728 tonnes in the comparable period of 2010. The 7,932 tonne stockpile at the end of the first quarter has since been processed in the second quarter. In the first quarter of 2011 the Camflo Mill did not perform any custom milling, whereas in the comparable period of 2010, a total 45,134 tonnes were custom milled.

07
MAY 12, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Exploration properties

	Three months ended
	March 31,	March 31,
	2011	2010
	$	$

Exploration costs - Mines
Beaufor	231	296
Island Gold	436	484
Francoeur	38	35
	705	815
Exploration costs – Other properties
Wasamac	740	35
Monique	916	1
Other	32	213
Project evaluation	97	116

	2,490	1,180

Depreciation – exploration and project evaluation	36	34
Exploration tax credits	(1,632)	(404)

	894	810

Wasamac Exploration Property

Following the completion of the 20,000 metre drilling campaign on the Wasamac property in 2010, Richmont announced a significant increase in the estimated Resources for the property in mid-February 2011. More precisely, as of December 31, 2010, Measured and Indicated Resources for the property were estimated at 5,093,180 tonnes grading 2.51 g/t Au for 411,073 ounces of gold, and Inferred Resources were estimated at 11,515,020 tonnes grading 2.72 g/t Au for 1,007,875 ounces of gold, a notable increase from Inferred Resources of 285,200 ounces of gold at December 31, 2009. The Company filed a Regulation 43-101 compliant technical report on SEDAR (www.sedar.com) on April 1, 2011. Please see the press release entitled “Richmont Mines announces Resources of over 1 million ounces of gold at its Wasamac property”, published on February 17, 2011 for additional details.

The Company is completing an additional 35,000 metres of exploration drilling on Wasamac during 2011, with the objective of expanding the overall resource base on the property and establishing parameters for a scoping study that is expected to be complete by the end of 2011. Drilling is focusing along a horizontal strike length of 2 km, and is targeting a maximum vertical depth of approximately -800 m. Preliminary drill results from this program has been very favourable and reaffirm the Company’s objective of evaluating the possibility for an underground bulk mining operation on the property. Specifically, initial results from the first 9,900 metres drilled in the 2011 program include 3.45 g/t Au over 46.60 metres, 2.66 g/t Au over 68.42 metres, 2.16 g/t Au over 65.66 metres, and 3.38 g/t Au over 13.68 metres. Richmont is very enthusiastic about Wasamac’s long-term potential, and believes that the property has the potential to play a pivotal role in the Company’s plan to expand its production profile to 200,000+ gold ounces annually.

08
MAY 12, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Option Agreement Signed with Globex

On May 9, 2011, the Company announced that it had entered into an option agreement with Globex Mining Enterprises Inc. to acquire a 100% interest in 5 claims adjacent to Richmont’s Wasamac property. The Company plans to begin exploration work on the land package this summer, with the objective of verifying the potential presence of mineralized trends similar to those observed on the Wasamac property at deeper elevations. The 5 claims cover a total area of 2.07 km2 (207 hectares). Please see the May 9, 2011 press release entitled “Richmont mines signs option agreement with Globex; Expands Wasamac exploration package” for details.

Francoeur Mine

While the Company continues to make progress with the ongoing development and exploration efforts at the Francoeur Mine, the advancement of the mine to commercial development is taking more time than originally planned. As of the end of the first quarter of 2011, Richmont had completed a total of 2,331 metres of underground development, and 5,792 metres of definition drilling, for a total investment of $3.8 million year-to-date. Drift excavation is focused on levels 15, 16 and 17 of the mine, and while access to the mineralized zone was achieved on level 15, development to reach the targeted West Zone on levels 16 and 17 is expected to be completed in the third quarter of 2011. Definition drilling in the area above level 15 has not confirmed a sufficient number of mining areas to support an acceptable production rate. To achieve this, additional development as well as stope preparation work is required on levels 16 and 17. The Company anticipates that milling of development ore will begin in the third quarter of 2011. However, commercial production will not be achieved in mid-2011 as previously planned, but is expected to begin in the first quarter of 2012. While the recruitment of certain specialized workers for the mine was challenging during the quarter, Richmont is pleased to report that Francoeur had a work force of 90 employees at the end of the first quarter.

Located 25 km west of Rouyn-Noranda, Quebec, the Francoeur Mine was Richmont’s first operating mine. Between 1991 and 2001, Francoeur produced in excess of 345,000 ounces of gold, until it was closed as a result of the low prevailing gold price. The property currently has estimated Probable Reserves of 615,664 tonnes grading 6.91 g/t Au, for a total of 136,749 ounces of gold. Based on these estimates, the Francoeur Mine is expected to produce approximately 35,000 ounces of gold annually for an initial mine life of 4 years.

Monique Exploration Property

Richmont Mines released very favourable preliminary results from its 2011 definition drilling program on the Monique property during the first quarter, and similarly announced that as a result of the promising results, the program had been extended from 5,500 metres to 8,170 metres. More precisely, initial results obtained from the G Zone, one of several previously identified zones on the property, included 6.76 g/t Au over 12.9 metres, 8.07 g/t Au over 10.0 metres, 4.25 g/t Au over 17.1 metres, and 6.20 g/t Au over 11.1 metres (all true width). Once received, results from the entire drilling program will be used to complete a Regulation 43-101 compliant technical report during the fourth quarter of 2011, as the Company is committed to evaluating the potential for a small open-pit operation on the property. In preparation for this, condemnation drilling and geotechnical work have been undertaken on the property and are progressing well. Similarly, at the end of December 2010, Richmont signed an option agreement with SOQUEM Inc. to consolidate its ownership of the Monique property. The Company subsequently fulfilled all the requirements of the agreement and, as such, the ownership transfer documents were submitted to the Quebec Ministry of Natural Resources and Wildlife. Once completed, Richmont will own 100% of the Monique property. Please see the April 11, 2011 press release entitled “Monique work commitment completed; Initial drill results confirm strong near surface gold mineralization” for additional details.

09
MAY 12, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Sale of the Valentine Lake Exploration Property Completed

Also during the first quarter of 2011, Richmont Mines announced that it had completed the sale of the Valentine Lake property, located in Newfoundland, to Mountain Lake Resources Inc. (TSX Venture: MOA). In January 2011, Mountain Lake paid Richmont $3.0 million in cash that was required to fulfill the final condition set out in the February 2009 option agreement that gave Mountain Lake the option to acquire Richmont's 70% interest in the property. In accordance with the terms set out in the agreement, Mountain Lake paid Richmont an option fee of 2,500,000 of its common shares in April 2009, incurred $1.0 million of exploration and development expenditures on the property, and paid Richmont the outstanding sum of $3.0 million in cash on January 24, 2011. With all conditions met, Richmont proceeded with the transfer of its 70% interest in the property to Mountain Lake.

Outlook

Commenting on the Company’s outlook for 2011, Mr. Martin Rivard concluded: “We are very pleased with the performance of our operations in the first quarter, and we will continue to focus our efforts on reducing production costs and meeting our targeted grade levels at both operating mines as the year progresses. While our development efforts at the Francoeur Mine continue to progress, advancing this mine to commercial production is taking more time than originally planned. Notwithstanding this delay, we are reaffirming our 2011 gold production target of 80,000 to 85,000 ounces. On the exploration front, our extensive drilling programs on our Wasamac and Monique properties have generated very favourable initial results, and we look forward to fully evaluating their long-term production potential for the Company once we have complete data. Last but certainly not least, management continues to actively evaluate possible partnership and/or acquisition opportunities as part of our goal to expand our exploration and development pipeline and build our North American reserve base.”

10
MAY 12, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

QUARTERLY REVIEW
	IFRS					Canadian GAAP
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	2011	2010	2010	2010	2010	2009	2009	2009

KEY FINANCIAL DATA
(thousands of CAN$)
Revenue	26,429	26,087	23,781	20,580	19,964	17,100	19,145	15,736

Net earnings (loss)	8,712	4,632	2,547	312	1,842	110	183	(1,390)

Cash flow from (used in) operating activities	9,610	5,416	6,253	1,621	5,208	749	1,511	(2,345)

Investment in property, plant and equipment	6,153	4,572	4,063	4,563	3,575	2,669	1,588	2,151

KEY PER-SHARE DATA

Net earnings (loss)
basic (CAN$)	0.28	0.15	0.08	0.01	0.07	-	0.01	(0.05)
diluted (CAN$)	0.27	0.15	0.08	0.01	0.07	-	0.01	(0.05)

OUNCES OF GOLD SOLD	19,234	18,591	18,084	15,607	15,841	13,029	16,840	13,250

KEY DATA PER
OUNCE OF GOLD (US$)

Selling price	1,389	1,359	1,251	1,222	1,116	1,035	921	941

Average cash cost	743	730	775	914	841	790	683	787
Depreciation and depletion	125	113	101	91	83	78	81	67

Total cost	868	843	876	1,005	924	868	764	854

SUMMARY OF RESULTS FOR THE LAST EIGHT QUARTERS

Revenues have progressively increased from the second quarter of 2009 through the first quarter of 2011. These increases were primarily attributable to an increase in the average realized sales price per ounce. The strong net earnings in the first quarter of 2011 reflect higher gold sales, a higher average selling price per ounce and the sale of the Valentine Lake property for proceeds of $3.0 million. The fluctuation in revenue over the last eight quarters reflects the variation in the number of gold ounces sold. In particular, results in the fourth quarter of 2009 were attributable to a decrease in the number of ounces of gold sold, the effects of which were partially mitigated by an increase in the average sales price per ounce. The net loss generated in the second quarter of 2009 was attributable to the higher actual production cost per ounce of gold (US$787) in the quarter and the lower average selling price per ounce obtained.

Production levels during the last eight quarters reflect contributions from the Beaufor Mine, located in Quebec, and the Island Gold Mine, located in Ontario.

Net earnings or losses on a quarterly basis are generally affected by the price of gold, exchange rate, operating costs which vary according to the price of raw materials, energy costs, and wages, as well as the recovered grade of the ore being processed, exploration expenses, and mining and income tax that is expensed or recovered.

11
MAY 12, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

CASH AND CASH EQUIVALENTS

At March 31, 2011, cash and cash equivalents totalled $47.0 million, up $7.0 million, or 18%, from $40.0 million at December 31, 2010. The increase includes $3.0 million obtained from the sale of the Valentine Lake property and reflects the Company’s $9.6 million of cash flow from operations, offset by capital expenditures of $6.2 million over the three-month period. Cash equivalents consist of $10.6 million in term deposits with high-level credit ratings, and $36.4 million in cash deposited in Canadian chartered banks. As of March 31, 2011, Richmont Mines had no long term debt and no hedging contracts.

At the end of the first quarter of 2011, the Company had $50.0 million in working capital, up from the $43.9 million at December 31, 2010. This reflects an increase in cash and cash equivalents and inventories, offset by increases in payables, accruals and provisions and in income and mining tax payable.

CAPITAL RESOURCES

During the first quarter of 2011, the Company issued 145,000 common shares following the exercise of stock options, at an average strike price of $3.39, for a total cash consideration of $492. As of March 31, 2011, the Company had 31.4 million shares outstanding.

COMMITMENTS, CONTINGENCIES AND SUBSEQUENT EVENT

The Company is subject to royalty payments on certain properties, should they enter commercial production.

The Company is committed, under a lease expiring in November 2014, to pay a sum of $0.2 million for office space. Minimum lease payments for the next four years amount to $0.06 million annually.

A fully owned subsidiary, acquired in December 2008, is currently being subject to a tax audit concerning a December 2006 financing done through the issuance of flow-through common shares. Patricia Mining Corp., now no longer in operation, entered into agreements with subscribers which required it to incur $1,990 of Canadian Exploration Expenses by December 31, 2007. According to governmental authorities, an amount of $1,511 of exploration expenses was not incurred by this date. The Company disagrees and intends to challenge this position. At this time, it is not possible to determine if there will be any negative tax consequences for investors, or if there will be any related amounts to be paid by the Company.

By virtue of an agreement to acquire 19% of the Monique property owned by SOQUEM, the Company undertook to complete $400 of exploration work on the property on or before February 28, 2011. As at March 31, 2011, the exploration work commitment had been completed. On April 11, 2011, the Company announced that the transfer of SOQUEM’s 19% interest was underway. Once completed, Richmont will own 100% of the Monique property.

In addition, the Company is involved in a normal course litigation. Management is of the opinion that the basis of this litigation is unfounded and, consequently, no provision has been accounted for in the financial statements in this respect.

12
MAY 12, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

On May 9, 2011, the Company announced the signing of an option agreement with Globex Mining Enterprises Inc. to acquire a 100 % interest in five claims. Under the terms of the agreement, the Company paid $500, and to maintain the option must pay an additional $500 in November 2012. In addition, the Company will have to incur $1,000 in expenditures on the claims over the next eighteen months and incur an additional $1,000 before thirty-six months following the signing of the agreement. To exercise its option to acquire the claims, the Company will then have to pay $2,000 and issue 500,000 common shares in May 2014. Finally, following the acquisition, the Company will have to incur an additional $1,000 in expenditures on the claims within a twelve month period. The Company can abandon its right to exercise the option at any time by providing a written notice to this effect thirty days prior to the date of such cancellation.

RELATED PARTY TRANSACTIONS

The Company has not entered into any transactions with related parties.

OFF-BALANCE-SHEET TRANSACTIONS

The Company was not involved in any off-balance-sheet transactions during the first three months of 2010 and 2011.

CHANGES TO ACCOUNTING POLICIES

Transition to International Financial Reporting Standards

The Company has adopted International Financial Reporting Standards (“IFRS”) for its 2011 fiscal year as required by the Accounting Standards Board of the Canadian Institute of Chartered Accountants. The Company provided information on its transition to IFRS in its 2010 Annual Management’s Discussion and Analysis. The assessments and impacts discussion in the 2010 Annual Management’s Discussion and Analysis remains largely unchanged.

Also, Note 21 of our interim consolidated financial statements for the three month period ended March 31, 2011 contains a detailed description of our conversion to IFRS, including a line-by-line reconciliation of financial statements previously prepared under Canadian GAAP to those under IFRS.

Below please find a summary of the important elements regarding the transition:

IFRS 1 “First-time adoption of International Financial Reporting Standards” is a financial reporting standard that provides the framework for the transition to IFRS. The general principle under IFRS 1 is retroactive application, such that the opening balance sheet for the comparative year financial statements is to be restated as though the Company had always applied IFRS, with the net impact shown as an adjustment to opening retained earnings. However, IFRS 1 contains certain mandatory exceptions and permits certain optional exemptions from full retroactive application. Furthermore, several important differences exist between the accounting methods previously applied under Canadian GAAP and the new accounting methods applied under IFRS. The following section provides a brief description of the prescribed exceptions, the used exemptions, as well as the differences between the accounting methods using Canadian GAAP and the new accounting methods using IFRS that have an impact for the Company.

IFRS mandatory exceptions at the time of the transition

  Estimates – Hindsight is not used to create or revise estimates. The estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies.

13
MAY 12, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

  Derecognition of financial assets and liabilities – Financial assets and liabilities that were derecognized before January 1, 2010 in accordance with its previous Canadian GAAP shall not be recognized in accordance with IFRS. The Company has early adopted IFRS 1 modification regarding the first-time adoption of the exception, which is January 1, 2010.

  Non-controlling interests – Since the Company elected to apply the exemption for business combinations to business combinations that occurred after January 1, 2008, the Company must apply the following requirements from IAS 27 (amended in 2008), “Consolidated and separate financial statements” prospectively from January 1, 2008.

(a)

the requirement that total comprehensive income is attributed to the shareholders of Richmont Mines Inc. and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance;

(b)	the requirements for accounting for changes in the parent's ownership interest in a subsidiary that do not result in a loss of control; and

(c)

the requirements for accounting for a loss of control over a subsidiary, and the related requirements of which a entity that is committed to a sale plan involving loss of control of a subsidiary shall classify all the assets and liabilities of that subsidiary as held for sale when the criteria underlying such presentation are met, regardless of whether the entity will retain a non-controlling interest in its former subsidiary after the sale.

Exemptions applied at the time of the transition and the differences in the accounting methods

  Business combinations – IFRS 1 provides the option to apply IFRS 3R “ Business combinations” prospectively from the transition date or to choose a date from which the business combinations will be restated. The retrospective basis would require the restatement of all business combinations that occurred prior to the transition date. The Company elected to retrospectively apply IFRS 3R to business combinations that occurred after January 1, 2008. Only one business combination occurred between this date and the transition date.

  Under Canadian GAAP, shares issued as consideration are measured at their market price a few days before and after the date that the proposed transaction was announced while under IFRS, shares issued as consideration are measured at their market value on the transaction closing date. In addition, under IFRS, the investment in the variable interest entity is considered as investment in a subsidiary since the Company has the power to govern the financial and operating policies of the entity under an agreement. Also, when the acquired entity is already controlled and consolidated in financial statements, changes in the percentage of the parent company’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. Under Canadian GAAP, an increase in the participation in consolidated assets and liabilities of a variable interest entity was recorded based on the fair value acquired.

  Consequently, on the transition date:
(a)

Share capital increased by $225 relative to the re-measurement of the shares issued as consideration for the acquisition, less issue costs of $80. The difference of $145 was recorded as an increase to the retained deficit.

(b)

Property, plant and equipment were reduced by $2,991, deferred mining taxes were reduced by $309 and the difference of $2,682 was recorded as an increase to the retained deficit. As a result, depreciation in future years will be lower.

14
MAY 12, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

  Stock-based compensation – IFRS 1 encourages, but does not require, the application of IFRS 2 “Shared-based Payment” to equity instruments that were granted on or before November 7, 2002. A first-time adopter is also encouraged, but not required, to apply IFRS 2 to equity instruments that were granted after November 7, 2002 and vested before the date of transition or on January 1, 2005, whichever is later. The Company has elected to apply IFRS 2 only to equity instruments that were granted before the date of transition but that were not entirely vested at this time.

  Under Canadian GAAP, the total fair value of the award is recognized on a straight-line basis over the employment period necessary to vest the award, whereas under IFRS, each tranche in an award with graded vesting is considered a separate grant with a different vesting date and fair value. Furthermore, contrary to Canadian GAAP, the Company is required to estimate the number of awards expected to vest, instead of posting the forfeiture of awards when they occur.

  Consequently, on the transition date:

(a)

The Company increased its retained deficit by $93, which corresponds to the increase of the stock-based compensation expenses recorded before the transition date. This resulted in an increase of the contributed surplus by an equivalent amount. Thus, the effect on the equity was nil.

(b)	The new accounting rules concerning stock-based compensation will result in higher expenses at the beginning of the vesting period instead of being equally distributed over the years of employment.

  Asset retirement obligations – The Company elected to adopt the exemption from IFRS 1 allowing a first-time adopter not to comply with requirements from IFRIC 1 “Changes in Existing Decommissioning, Restoration and Similar Liabilities” for changes in such liabilities that occurred before the date of transition. By applying this exemption, the Company has measured the liability as at the date of transition, has estimated the amount that would have been included in the cost of the related asset when the liability first arose, by discounting the liability to that date using its best estimate of the historical risk-adjusted discount rate that would have applied for that liability over the intervening period, and has calculated the accumulated depreciation on that amount, as at the date of transition, on the basis of the current estimate of the useful life of the asset, using the depreciation policy adopted by the Company in accordance with IFRS. The residual of this adjustment at the date of transition must be registered in the opening retained deficit.

  Under Canadian GAAP, the provision for asset retirement obligations is not adjusted for changes in the discount rate, whereas it must be adjusted at the time of a change in the discount rate under IFRS.

  Consequently, on the transition date:

(a)

The evaluation of the liability resulted in a reduction of $82 of the asset retirement obligations and a net reduction of $60 of the corresponding Property, plant and equipment. Consequently, the Company has reduced its retained deficit by $22.

Presentation differences

Certain presentation differences between previous GAAP and IFRS have no impact on consolidated reported earnings or total equity. These include:

15
MAY 12, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The income generated from silver sales that were previously accounted for as a reduction of operating costs henceforth has to be presented as income. Consequently, the cash cost per ounce in 2010 of the Beaufor and Island Gold mines were adjusted in the following manner:

For the three months ended March 31, 2010	Beaufor		Island Gold
	US$	CAN$	US$	CAN$

Cash cost per ounce – Canadian GAAP	829	853	842	867
Silver sales present as income	3	3	3	3
Cash cost per ounce – IFRS	832	856	845	870

Non-controlling interests are classified as a component of equity as a single separate line item and they are not included as a component of net income, but rather an allocation of net income.

Depreciation and depletion expenses are allocated to function rather than being showed as a separate line in the income statement.

Royalties and custom milling expenses, which were presented as separate line in the income statement, are now included in the cost of sales and are detailed in a note.

Interest income, variations on fair value of cash equivalents, gains and losses on disposal of shares of publicly-traded companies, and foreign exchange gains and losses are now presented after operating earnings, instead of being included in revenues previously.

Reconciliation of Canadian GAAP to IFRS

The following tables present the impact of the transition by showing the reconciliation of consolidated Equity and consolidated net earnings between Canadian GAAP and IFRS for the indicated periods:

Reconciliation of consolidated Equity

For the periods ended:	December 31,	March 31,	January 1,
	2010	2010	2010
	$	$	$

Equity under Canadian GAAP	96,851	69,932	67,975

Impact of the transition to IFRS:
Business combinations	(2,295)	(2,602)	(2,682)
Stock-based compensation	-	-	-
Asset retirement obligations	235	72	22
Non-controlling interests	-	2,009	1,986

Total Equity under IFRS	94,791	69,411	67,301

16
MAY 12, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Reconciliation of consolidated net earnings

For the year to date periods ended:	December 31,	March 31,
	2010	2010
	$	$

Net earnings under Canadian GAAP	8,883	1,764

Impact of the transition to IFRS:
Business combinations	386	79
Stock-based compensation	(277)	(50)
Asset retirement obligations	213	49
Non-controlling interests	-	23

Net earnings under IFRS	9,205	1,865

FUTURE ACCOUNTING PRONOUNCEMENTS

IFRS 9: “Financial Instruments” (effective from January 1 2013): The International Accounting Standards Board (“IASB”) aims to replace IAS 39 “Financial Instruments: recognition and measurement” in its entirety. The replacement standard (IFRS 9) is being issued in phases. To date, the chapters dealing with recognition, classification, measurement and derecognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning on or after January 1, 2013. Further chapters dealing with impairment methodology and hedge accounting are still being developed. Management has yet assessed the impact that this amendment is likely to have on the financial statements of the Company. However, they do not expect to implement the amendments until all chapters of IFRS 9 have been published and they can comprehensively assess the impact of all changes.

SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of financial statements requires the use of estimates and the formulation of hypotheses that have a significant effect on revenue and expenses as well as on the amounts of assets and liabilities. Elements such as mineral reserves, property, plant and equipment, depreciation and depletion, asset retirement obligations, stock-based compensation and future mining and income taxes are estimates that management considers the most important, those whose actual amounts could differ considerably and affect operating results. A detailed discussion of these estimates is given in the annual management’s discussion and analysis, dated February 25, 2011, filed March 1, 2011 and available on SEDAR (www.sedar.com).

FINANCIAL INSTRUMENTS

In order to minimize the risks associated with fluctuations in the price of gold and exchange rates, Richmont Mines may, from time to time, use derivative financial instruments and short-term gold hedging contracts. As at March 31, 2011 and 2010, Richmont Mines had no gold hedging contracts and no currency exchange contracts. For the three-month periods ended March 31, 2011 and March 31, 2010, no gain or loss related to derivative financial instruments or to short-term gold hedging contracts was recorded in the financial statements.

The Company has classified its cash as financial assets at fair value through the income statement, its shares of publicly-traded companies as available-for-sale financial assets, receivables and term deposits as loans and receivables, and its payables, accruals and provisions as other financial liabilities. All financial instruments are measured at fair value with the exception of loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost.

17
MAY 12, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Cash, receivables, term deposits and payables, accruals and provisions are recorded at fair value and represent their approximate book value, as these items will be realized or settled in the short term. Changes in fair value are recorded in net earnings. The variation of the fair value of cash equivalents was $100 for the three-month period ended March 31, 2011 ($31 for the three-month period ended March 31, 2010).

Available-for-sale financial assets are measured at fair value, with revaluation gains and losses included in accumulated other components of comprehensive income until the asset is removed from the statement of financial position, either through a sale or when a permanent decline in value is recognized. The fair value of shares of publicly-traded companies is the bid price.

GENERAL INFORMATION

The President and Chief Executive Officer and the Financial Director are responsible for disclosure controls and procedures (as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators) and have designed them, or had them designed under their supervision, to provide reasonable assurance that material information relating to the Company is communicated to them by others within the Company, especially during the period when reports that must be filed under the terms of Canadian securities law are being prepared.

The President and Chief Executive Officer and the Financial Director are also responsible for internal controls over financial reporting and have designed them, or had them designed under their supervision, to provide reasonable assurance that the financial information is reliable and that the financial statements have been prepared in accordance with International Financial Reporting Standards. The internal controls over financial reporting during the quarter ending March 31, 2011 were adequately applied.

Risks and uncertainties

In the normal course of operations, the mining industry involves exposure to numerous risks that can affect the performance of companies such as Richmont Mines. A detailed discussion of these risks is given in the annual management’s discussion and analysis, dated February 25, 2011, filed March 1, 2011, and available on SEDAR (www.sedar.com).

Regulation 43-101

The geological data in this document has been reviewed by Mr. Daniel Adam, Geo., Ph.D, Exploration Manager, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101.

Cautionary note to U.S. investors concerning resource estimates and civil liabilities and judgments

Resource estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Management’s Discussion and Analysis, we use the terms “Measured,” “Indicated” and “Inferred” Resources; although these terms are recognized and required to be used in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves.” Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a Measured or Indicated Resource will ever be converted into “reserves.” Furthermore, “Inferred Resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “Inferred Resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

18
MAY 12, 2011	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Potential unenforceability of civil liabilities and judgments

The Company is incorporated under the laws of the Province of Quebec, Canada. All of the Company's directors and officers as well as the experts named in the Form 20-F are residents of Canada. Also, all of the Company's assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce U.S. judgments against the Company or these persons. The Company's Canadian counsel has advised the Company that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. This result may not always be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

Compliance with Canadian Securities Regulations

This quarterly report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s Web site: http://sec.gov/edgar.shtml.

Forward-looking statements

This Management’s Discussion and Analysis contains forward-looking statements. These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this Management’s Discussion and Analysis may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Important factors that could cause such a difference are discussed in this Report, particularly in the section “Risks and uncertainties” which refers to the Company’s annual management’s discussion and analysis report dated February 25, 2011. Other risks may be detailed in Richmont Mines’ Annual Information Form, Annual Report and periodic reports.

Additional information and continued disclosure

This management’s discussion and analysis was prepared as at May 12, 2011. The Company regularly discloses additional information through news releases, quarterly and annual financial statements and its annual information form (“AIF”) on SEDAR’s Web site (www.sedar.com) and through Richmont Mines’ Web site (www.richmont-mines.com).

19
MAY 12, 2011	RICHMONT MINES INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

First Quarter
Ended March 31, 2011

CONSOLIDATED INCOME STATEMENT
(In thousands of Canadian dollars)

(Unaudited)	Three months ended
	March 31, 2011	March 31, 2010
	$	$

REVENUE
Precious metals	26,338	18,207
Other income (note 3)	91	1,757

	26,429	19,964

EXPENSES
Cost of sales (note 4)	16,455	16,062
Exploration and project evaluation (note 5)	894	810
Administration (note 6)	1,301	1,105
Gain on disposal of long-term assets (note 7)	(3,000)	(489)

	15,650	17,488

OPERATING EARNINGS	10,779	2,476

Accretion expense – asset retirement obligations	32	29
Financial revenue (note 8)	(51)	(30)

EARNINGS BEFORE MINING AND INCOME TAXES	10,798	2,477

MINING AND INCOME TAXES	2,086	612

NET EARNINGS FOR THE PERIOD	8,712	1,865

NET EARNINGS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	-	23

NET EARNINGS ATTRIBUABLE TO RICHMONT MINES SHAREHOLDERS	8,712	1,842

EARNINGS PER SHARE (note 9)
basic	0.28	0.07
diluted	0.27	0.07

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	31,271	26,111

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	31,763	26,315

The accompanying notes are an integral part of the interim consolidated financial statements.

21
MAY 12, 2011	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(In thousands of Canadian dollars)

(Unaudited)	Three months ended
	March 31, 2011	March 31, 2010
	$	$

NET EARNINGS FOR THE PERIOD	8,712	1,865

OTHER COMPREHENSIVE INCOME, NET OF TAXES
Change in unrealized loss on available-for-sale investments	(216)	(66)
Realized gains on sale of available-for-sale investments transferred to net earnings	(43)	-

OTHER COMPREHENSIVE INCOME FOR THE PERIOD, NET OF TAXES	(259)	(66)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	8,453	1,799

COMPREHENSIVE INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	-	23
COMPREHENSIVE INCOME ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS	8,453	1,776
	8,453	1,799

The accompanying notes are an integral part of the interim consolidated financial statements.

22
MAY 12, 2011	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(In thousands of Canadian dollars)

(Unaudited)					Total equity
			Retained		attributable to
		Contributed	earnings	Available-for-sale	Richmont Mines
	Share capital	surplus	(deficit)	financial assets	shareholders
	$	$	$	$	$

BALANCE AT DECEMBER 31, 2010	88,743	6,709	(1,478)	817	94,791

Issue of shares	674	-	-	-	674

Effect of stock-based compensation	-	216	-	-	216

Effect of the exercise of stock options	-	(182)	-	-	(182)

Transactions with Richmont Mines shareholders	674	34	-	-	708

Net earnings for the period	-	-	8,712	-	8,712

Other comprehensive income

Available-for-sale financial assets:
Current period loss, net of taxes	-	-	-	(216)	(216)
Reclassification to net earnings, net of taxes	-	-	-	(43)	(43)

Total comprehensive income for the period	-	-	8,712	(259)	8,453

BALANCE AT MARCH 31, 2011	89,417	6,743	7,234	558	103,952

The accompanying notes are an integral part of the interim consolidated financial statements.

23
MAY 12, 2011	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(In thousands of Canadian dollars)

(Unaudited)					Total equity
				Available-	attributable
			Retained	for-sale	to Richmont	Non-
	Share	Contributed	earnings	financial	Mines	controlling	Total
	capital	surplus	(deficit)	assets	shareholders	interests	equity
	$	$	$	$	$	$	$

BALANCE AT DECEMBER 31, 2009	64,820	6,226	(5,687)	(44)	65,315	1,986	67,301

Issue of shares	48	-	-	-	48	-	48

Effect of stock-based compensation	-	276	-	-	276	-	276

Effect of the exercise of stock options	-	(13)	-	-	(13)	-	(13)

Transactions with Richmont Mines shareholders	48	263	-	-	65,626	1,986	67,612

Net earnings for the period	-	-	1,842	-	1,842	23	1,865

Other comprehensive income

Available-for-sale financial assets:
Current period loss, net of taxes	-	-	-	(66)	(66)	-	(66)

Total comprehensive income for the period	-	-	1,842	(66)	1,776	23	1,799

BALANCE AT MARCH 31, 2010	64,868	6,489	(3,845)	(110)	67,402	2,009	69,411

The accompanying notes are an integral part of the interim consolidated financial statements.

24
MAY 12, 2011	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(In thousands of Canadian dollars)

(Unaudited)	March 31, 2011	December 31, 2010	January 1, 2010
	$	$	$

ASSETS

CURRENT ASSETS
Cash and cash equivalents	47,048	40,030	21,139
Shares of publicly-traded companies	1,026	1,311	741
Receivables	1,714	1,892	1,213
Income and mining tax assets	1,638	1,745	1,500
Exploration tax credits receivable	4,460	3,474	1,348
Inventories (note 10)	9,231	7,364	7,360
	65,117	55,816	33,301

RESTRICTED DEPOSITS (note 11)	290	290	106

PROPERTY, PLANT AND EQUIPMENT (note 12)	63,109	59,199	48,772

TOTAL ASSETS	128,516	115,305	82,179

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	11,193	9,262	7,130
Income and mining taxes payable	3,879	2,674	1,235

	15,072	11,936	8,365

ASSET RETIREMENT OBLIGATIONS (note 11)	6,375	6,343	5,846

DEFERRED MINING TAXES	3,117	2,235	667

TOTAL LIABILITIES	24,564	20,514	14,878

EQUITY

Share capital (note 13)	89,417	88,743	64,820
Contributed surplus (note 14)	6,743	6,709	6,226
Retained earnings (deficit)	7,234	(1,478)	(5,687)
Accumulated other comprehensive income	558	817	(44)

TOTAL EQUITY ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS	103,952	94,791	65,315

Non-controlling interests	-	-	1,986

TOTAL EQUITY	103,952	94,791	67,301

TOTAL EQUITY AND LIABILITIES	128,516	115,305	82,179

Subsequent event (note 16)

The accompanying notes are an integral part of the interim consolidated financial statements.

25
MAY 12, 2011	RICHMONT MINES INC.

CONSOLIDATED STATEMENT OF CASH FLOW
(In thousands of Canadian dollars)

(Unaudited)	Three months ended
	March 31, 2011	March 31, 2010
	$	$

OPERATING ACTIVITIES
Net earnings before mining and income taxes for the period	10,798	2,477
Taxes received	108	305
Adjustments for:
Depreciation and depletion	2,440	1,458
Stock-based compensation	216	276
Accretion expense – asset retirement obligations	32	29
Gain on disposal of long-term assets	(3,000)	(489)
Gain on disposal of shares of publicly-traded companies	(43)	-

	10,551	4,056

Net change in non-cash working capital items (note 15)	(941)	1,152

Cash flow from operating activities	9,610	5,208

INVESTING ACTIVITIES
Disposition of shares of publicly-traded companies	69	-
Property, plant and equipment – Francoeur Mine	(3,819)	(1,300)
Property, plant and equipment – Island Gold Mine	(1,334)	(1,485)
Property, plant and equipment – Beaufor Mine	(907)	(698)
Property, plant and equipment – Other	(93)	(92)
Disposition of long-term assets	3,000	533

Cash used in investing activities	(3,084)	(3,042)

FINANCING ACTIVITIES
Issue of common shares	492	34

Cash flow from financing activities	492	34

Net change in cash and cash equivalents	7,018	2,200

Cash and cash equivalents, beginning of period	40,030	21,139

Cash and cash equivalents, end of period (note 19 d))	47,048	23,339

The accompanying notes are an integral part of the interim consolidated financial statements.

26
MAY 12, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2011 and 2010 (in thousands of Canadian dollars)
(Unaudited)

Nature of operations

Richmont Mines Inc. (the “Company“), initially incorporated under Part 1A of the Quebec Companies Act, has been governed by the Business Corporations Act (Quebec) since February 14, 2011 and is engaged in mining, exploration and development of mining properties, principally gold.

1.	Basis of preparation and adoption of IFRS

These interim consolidated financial statements have been prepared by the Company’s management in accordance with International Financial Reporting Standards (“IFRS”), and in accordance with IAS 34 “Interim Financial Reporting”. They do not include all the information required in annual financial statements in accordance with IFRS. As these financial statements represent the Company’s initial presentation of its results and financial position under IFRS, they have been prepared in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards”. These interim consolidated financial statements have been prepared in accordance with the accounting policies the Company expects to adopt in its December 31, 2011 financial statements. Those accounting policies are based on the IFRS standards that the Company expects to be applicable at that time. The policies described in Note 2 were consistently applied to all the periods presented unless otherwise noted below.

The Company’s consolidated financial statements were previously prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The transition date from Canadian GAAP to IFRS is January 1, 2010. Canadian GAAP differs in some areas from IFRS. In preparing these interim consolidated financial statements in accordance with IFRS, management has amended certain accounting, measurement and consolidation methods previously applied in the Canadian GAAP financial statements to comply with IFRS. The comparative figures for 2010 were restated to reflect these adjustments. Certain information disclosures which are considered material to the understanding of the Company’s interim consolidated financial statements and which are normally included in annual financial statements prepared in accordance with IFRS are provided in note 21. This note also presents reconciliations and descriptions of the effect of the transition from Canadian GAAP to IFRS on equity, net earnings and comprehensive income. Moreover, in addition to the supplemental disclosures in note 21, other notes have been added for ease of understanding of the interim consolidated financial statements.

These interim consolidated financial statements were prepared on a going concern basis, under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities at fair value through net earnings.

The preparation of interim consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment when applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 2.21.

The significant accounting policies that have been applied in the preparation of these interim consolidated financial statements are summarized in note 2.

2.	Summary of accounting policies

2.1.	Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Company

At the date of authorization of these interim consolidated financial statements, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective, and have not been adopted early by the Company.

Management anticipates that all of the pronouncements not yet effective will be adopted in the Company’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements. IFRS 9: “Financial Instruments” (effective from January 1, 2013): The International Accounting Standards Board (“IASB”) aims to replace IAS 39 “Financial Instruments: Recognition and Measurement” in its entirety. The replacement standard (IFRS 9) is being issued in phases. To date, the chapters dealing with recognition, classification, measurement and derecognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning on or after January 1, 2013. Further chapters dealing with impairment methodology and hedge accounting are still being developed. Management has not yet assessed the impact that this amendment is likely to have on the financial statements of the Company. However, it does not expect to implement the amendments until all chapters of IFRS 9 have been published and it can comprehensively assess the impact of all changes.

27
MAY 12, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2011 and 2010 (in thousands of Canadian dollars)
(Unaudited)

2.2.	Basis of consolidation

The interim consolidated financial statements consolidate those of the parent company and all of its subsidiaries as at March 31, 2011. Subsidiaries are all entities over which the Company has the power to control the financial and operating policies. The Company’s subsidiaries are all 100 % owned by the parent company. The financial year end of all subsidiaries is December 31.

Unrealized gains and losses on transactions between these companies are eliminated. When unrealized losses on intra-group asset sales are reversed on consolidation, the underlying asset is also tested for impairment from a Company perspective. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Company.

Earning and loss and other comprehensive income of subsidiaries acquired or disposed of during the year are recognized from the effective date of the acquisition, or up to the effective date of disposal, as applicable.

All intragroup transactions, balances, income and expenses are eliminated upon consolidation.

Non-controlling interests represent the portion of a subsidiary’s comprehensive income and net assets that is not held by the Company. The Company attributes total comprehensive income or loss of subsidiaries between the owners of the parent and the non-controlling interests based on their respective ownership interests.

Subsidiaries

Details of the Company’s subsidiaries at March 31, 2011, are as follows:

Name of subsidiary	Principal activity	Incorporation law	Interest and voting share
Camflo Mill Inc.	Ore milling	Canada Business Corporations Act	100%

Patricia Mining Corp.	Inactive	Ontario Incorporation	100%

Louvem Mines Inc.	Inactive	Business Corporations Act (Quebec)	100%

2.3.	Business combinations

Business combinations are accounted for using the acquisition method. The consideration transferred by the Company to obtain control of a subsidiary is calculated as the sum of the acquisition date fair values of assets transferred, liabilities incurred and the equity interests issued by the Company, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred.

The Company recognizes identifiable assets acquired and liabilities assumed, including contingent liabilities, in a business combination regardless of whether they have been previously recognized in the acquiree’s financial statements prior to the acquisition. Assets acquired and liabilities assumed are generally measured at their acquisition date fair values.

28
MAY 12, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2011 and 2010 (in thousands of Canadian dollars)
(Unaudited)

Goodwill is stated after separate recognition of identifiable intangible assets. It is calculated as the excess of the sum of (a) fair value of consideration transferred, (b) the recognized amount of any non-controlling interest in the acquiree and (c) acquisition date fair value of any existing equity interest in the acquiree, over the acquisition date fair values of identifiable net assets. If the fair values of identifiable net assets exceed the sum calculated above, the excess amount (i.e. gain on a bargain purchase) is recognized in net earnings or losses immediately.

2.4.	Foreign currency translation

The consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company and all subsidiaries. The functional currency of the entities in the Company has remained unchanged during the reporting period.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement of monetary items using year-end exchange rates are recognized in the income statement.

Non-monetary items measured at historical cost are translated using the exchange rates at the date of the transaction (not retranslated). Non-monetary items measured at fair value are translated using the exchange rates at the date when fair value was determined.

2.5.	Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Revenue is measured at fair value of the consideration received or receivable, excluding taxes.

Revenue includes precious metals revenue and milling revenue.

Precious metals revenue, based on spot metal prices, is recorded on delivery when rights and obligations related to ownership are transferred to the purchaser and reasonable assurance regarding collectability of the consideration exists.

Milling revenue is recorded when the ore processing service is accepted by the client and reasonable assurance regarding collectability of the consideration exists.

Interest revenue is reported on an accrual basis using the effective interest method and is included in “Financial revenue” in the income statement.

2.6.	Post employment benefits and short-term employee benefits

The Company provides post employment benefits through a defined contribution plan. A defined contribution plan is a pension plan under which the Company pays contributions, established according to a percentage of the employee’s salary, to an independent entity. The Company has no legal or constructive obligations to pay further contributions after its payment of the fixed contribution. The Company also contributes to state plans for certain employees that are considered defined contribution plans. Contributions to plans are recognized as an expense in the period that relevant employee services are received.

Short-term employee benefits, including vacation entitlement, are current liabilities included in “payables, accruals and provisions", measured at the undiscounted amount that the Company expects to pay as a result of the unused entitlement.

2.7.	Share-based employee remuneration

The Company has a stock option purchase plan under which options to acquire the Company’s common shares may be granted to its directors, officers and employees. The plan does not feature any options for a cash settlement.

29
MAY 12, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2011 and 2010 (in thousands of Canadian dollars)
(Unaudited)

Where employees are rewarded using share-based payments, the fair values of employees' services are determined by reference to the fair value of the equity instruments granted. The fair value of each option is evaluated using the Black-Scholes pricing model at the date of grant. All share-based remuneration is ultimately recognized as an expense with a corresponding increase to “contributed surplus”.

If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest. Estimates are subsequently revised, if there is any indication that the number of share options expected to vest differs from previous estimates. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense in prior periods if share options ultimately exercised are different from that estimated on vesting.

Upon exercise of share options, the proceeds received are allocated to share capital.

2.8.	Exploration and project evaluation

Exploration and project evaluation expenditure comprises costs that are directly attributable to:

  researching and analysing existing exploration data;

  conducting geological studies, exploratory drilling and sampling;

  examining and testing extraction and treatment methods;

  compiling pre-feasibility and feasibility studies.

Exploration expenditure relates to the initial search for deposits with economic potential. Project evaluation expenditure arises from a detailed assessment of deposits or other projects that have been identified as having economic potential.

Exploration and project evaluation expenditure is not capitalized. Capitalization of expenditures begins when management and the Board of Directors have determined that the project has demonstrated a potential for development and a feasibility study demonstrates the viability and economic benefits of the project.

2.9.	Income and mining taxes

The income tax expense is composed of current and deferred taxes. Taxes are recognized in the income statement unless they related to items carried in other comprehensive income or directly in shareholders’ equity.

Current income taxes and mining taxes
Current income tax and mining tax assets and/or liabilities comprise those obligations to, or claims from, tax authorities relating to the current or prior reporting periods, that are unpaid at the reporting date. The current income tax expense is based on income for the period adjusted for non-taxable or non-deductible items. The mining tax expense is based on income for the period for each mining site under production adjusted for non-taxable or non-deductible items. Calculation of current tax and mining tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Management regularly examines positions in tax returns where tax regulations are subject to interpretation. Where appropriate, the Company sets up a provision based on amount likely to be paid to tax authorities.

Deferred income taxes and deferred mining taxes
Deferred income taxes are recognized using the liability method on temporary differences between the tax basis of the assets and liabilities and their carrying amount in the statement of financial position. Deferred income tax assets and liabilities are calculated without discounting at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period.

30
MAY 12, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2011 and 2010 (in thousands of Canadian dollars)
(Unaudited)

Deferred income tax liabilities and mining taxes

  Are generally recognized for temporary taxable differences;

  Are recognized for temporary differences associated with investments in subsidiaries unless the Company controls the timing of the reversal and it is probable that the temporary difference will not reverse in the foreseeable future;

  Are not recognized for temporary differences resulting from goodwill that is not deductible for tax purposes.

Deferred income tax assets and mining taxes

  Are recognized to the extent that it is probable that they will be able to be utilized against future taxable income

  Are examined at the end of the reporting period and reduced when it is no longer certain that taxable income will be sufficient to recover some or all of the deferred tax assets; in which case, the assets are reduced.

Deferred income tax assets and liabilities are not recognized for temporary differences resulting from the initial recognition of assets and liabilities acquired other than in a business combination.

Deferred income tax assets and liabilities are offset only when the Company has a right and intention to set off current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in net earnings, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

Under the provisions of tax legislation relating to flow-through shares, the Company is required to renounce tax deductions for expenses related to prospecting activities to the benefit of the shareholders. Under the liability method, deferred taxes relating to temporary differences resulting from this renunciation are recorded, at the time of the renunciation of the tax deductions with a corresponding reduction of capital stock.

2.10.	Basic and diluted earnings per share

Basic earnings per share are calculated by dividing the earnings attributable to ordinary equity holders of the parent company by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are calculated by adjusting earnings attributable to common shareholders of the parent company, and the weighted average number of common shares outstanding, for the effects of all dilutive potential common shares. The calculation considers that dilutive potential common shares are deemed to have been converted into potential common shares at the beginning of the period or, if later, at the date of issue of the potential common shares.

For the purpose of calculating its diluted earnings per share, an entity assumes the exercise of dilutive options. The assumed proceeds from these instruments must be regarded as having been received from the issue of common shares at the average market price of common shares during the period.

2.11.	Cash and cash equivalents

Cash and cash equivalents comprise cash and term deposits with original maturity dates of less than three months.

2.12.	Exploration tax credits receivable

The Company is entitled to refundable tax credits on qualified expenditures incurred by the mining company. The refundable tax credits have been applied against the costs incurred in accordance with IAS 20 and are presented separately in the consolidated statement of financial position.

31
MAY 12, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2011 and 2010 (in thousands of Canadian dollars)
(Unaudited)

2.13.	Inventories

  Supply, ore and precious metals inventories are valued at the lower of cost and net realizable value. The cost of supply inventories is determined using the weighted average cost formula. The cost of ore and precious metals inventories includes all expenses directly attributable to the mineral extraction and processing process, a systematic allocation of fixed and variable production overheads that are incurred in extracting and processing ore. The allocation of fixed production overheads to the costs of extraction and processing is based on the normal capacity of the production facilities.

  Net realizable value is the estimated selling price in the ordinary course of business less any applicable estimated cost to completion and estimated selling expenses. The cost of inventory expensed corresponds to the cost of sales in consolidated income.

2.14.	Property, plant and equipment

  Property, plant and equipment are recorded at cost, net of related government assistance, accumulated depreciation and accumulated impairment. The cost includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

  Mines under development
  Expenditures incurred on properties identified as having development potential are capitalized as property, plant and equipment. Costs include retirement costs (Note 2.16). Upon commencement of commercial production, construction costs are transferred to the various categories of property, plant and equipment of mining sites under production.

  Mining sites under production
  Property, plant and equipment of mining sites under production are depleted according to the units-of-production method to write down the cost to estimated residual value. The depletion rate is calculated in accordance with the number of ounces of gold sold using proven and probable reserves. The estimated period of depletion is from 2 to 5 years according to the reserves of each mining site under production.

  Corporate office
  Depreciation of corporate assets is calculated using the straight-line method based on their anticipated useful lives as follows:

    Buildings: 20 years

    Equipment and rolling stock: 2 to 5 years

  Material residual value estimates and estimates of useful life and the depreciation method are updated as required, at least annually. Any changes in residual value or estimated useful life are recognized prospectively as they occur.

  Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets and are recognized in consolidated income.

2.15.	Impairment testing of property, plant and equipment

  For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units). As a result, some assets are tested individually for impairment and some are tested at a cash-generating unit level. Reviews of the net carrying amount of mining sites under production and mines under development are carried out on a property-by-property basis, with each site representing a potential single cash-generating unit.

  Whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, an asset or cash-generating unit is reviewed for impairment.

32
MAY 12, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2011 and 2010 (in thousands of Canadian dollars)
(Unaudited)

  An impairment loss is recognized for the amount by which the asset's or cash-generating unit's carrying amount exceeds its recoverable amount, which is the higher of fair value less costs to sell and value-in-use. The recoverable amount of an asset or cash-generating unit is the higher of fair value less cost of sales and the useful life. To determine the value in use, management estimates expected future cash flows from each asset or cash-generating unit, and then determines an appropriate interest rate for the calculation of the expected present value of the cash flows. Discount factors are determined individually for each cash-generating unit and reflect their respective risk profiles as assessed by management.

  Impairment losses for cash-generating units, that is mining sites, are allocated on a pro-rata basis to the assets of that site. All the assets are assessed in each reporting period to determine whether there is any indication that an impairment loss recognized in prior periods may no longer exist. An impairment charge is reversed if the asset’s or mining site’s recoverable amount exceeds its carrying amount. However, a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

2.16.	Provisions, contingent liabilities and contingent assets

  Provisions are recognized when present obligations as a result of a past event will probably lead to an outflow of economic resources from the Company and amounts can be estimated reliably. Timing or amount of the outflow may still be uncertain. A present obligation arises from the presence of a3 legal or constructive commitment that has resulted from past events, for example, legal disputes, property, plant and equipment retirement obligations, and similar liabilities, or onerous contracts.

  Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Provisions are discounted when the time value of money is significant.

  Any reimbursement that the Company can be virtually certain to collect from a third party with respect to the obligation is recognized as a separate asset. However, this asset may not exceed the amount of the related provision.

  All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate.

  In those cases where the possible outflow of economic resources as a result of present obligations is considered improbable or remote, no liability is recognized, unless it was assumed in the course of a business combination (see Note 2.3). In a business combination, contingent liabilities are recognized in the course of the allocation of the purchase price to the assets and liabilities acquired in the business combination. They are subsequently measured at the higher amount of a comparable provision as described above and the amount initially recognized, less any amortization.

  Possible inflows of economic benefits to the Company that do not yet meet the recognition criteria of an asset are considered contingent assets and are not recognized.

  The Company is subject to environmental laws and regulations enacted by federal and provincial authorities. To take account of estimated cash flows required to settle the obligations arising from environmentally acceptable closure plans (such as dismantling and demolition of infrastructures, removal of residual matter and site restoration), provisions are recognized in the year that the harm to the environment occurs, that is when the Company has an actual obligation resulting from harm to the environment, it is likely that an outflow will be required in settlement of the obligation and the obligation is reasonably determinable. These provisions are determined on the basis of the best estimates of future costs, based on information available on the reporting date. Best estimates of future costs are the amount the Company would reasonably pay to settle its obligation on the closing date to transfer it to a third party on the same date. Future costs are discounted using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the liability. A corresponding asset is recognized in property, plant and equipment when establishing the provision.

  The provision is reviewed annually to reflect changes in the estimated outflow of resources as a result of changes in obligations or legislation, changes in the current market-based discount rate or an increase that reflects the passage of time. The accretion expense is recognized in net earnings as a finance expense as incurred. The cost of the related asset is adjusted to reflect changes in the reporting period.

33
MAY 12, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2011 and 2010 (in thousands of Canadian dollars)
(Unaudited)

  Costs of asset retirement are deducted from the provision when incurred.

2.17.	Leases

  Leases are classified as operating leases. Payments on operating lease agreements are recognized as an expense on a straight-line basis over the lease term. Associated costs, such as maintenance and insurance, are expensed as incurred.

2.18.	Segment disclosures

  In identifying its operating segments, management generally uses the physical location of mining sites under production. Two segments are analyzed, sites in Quebec and sites in Ontario. Segments are reported on the same basis as the internal information reported to the chief decision makers in allocating resources to operating segments and assessing the performance of these segments. The chief decision makers are represented by the Chairman and other members of the Board of Directors.

  The measurement policies the Company uses for segment reporting under IFRS 8 are the same as those used in its financial statements, except that the following are not included in arriving at the operating earnings of the Company’s operating segments:

    Share-based remuneration;

    Gains and losses from exchange differences;

    Financial income;

    Exploration tax credits.

  In addition, corporate assets which are not directly attributable to the business activities of any operating segment are not allocated to a segment. In the financial periods under review, this primarily applies to the Company’s assets at the headquarters.

  Segmental information is presented in accordance with IFRS 8 for all periods presented. IFRS 8 only requires disclosure of segmental information. There was no effect on the recognition and measurement of consolidated financial statement items upon transition to IFRS.

  There have been no changes from prior periods in the measurement methods used to determine reported segment net earnings.

2.19.	Equity

  Share capital represents the amount received on the issue of shares, less issuance costs.

  Contributed surplus includes charges related to share-based remuneration until the exercise of options issued as remuneration.

  Retained earnings (deficit) includes all current and prior period retained profits or losses.

  Gains and losses on certain financial instruments are included in reserves for available-for-sale financial assets.

  All transactions with owners of the parent are recorded separately within equity.

2.20.	Financial instruments

  Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument.

  Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred.

34
MAY 12, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2011 and 2010 (in thousands of Canadian dollars)
(Unaudited)

  A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires.

  Financial assets and financial liabilities are measured initially at fair value plus transaction costs, except for financial assets and financial liabilities carried at fair value through net earnings, which are measured initially at fair value.

  Financial assets and financial liabilities are measured subsequently as described below.

  Financial assets

  For the purpose of subsequent measurement, financial assets other than those designated and effective as hedging instruments are classified into the following categories upon initial recognition:

    loans and receivables;

    financial assets at fair value through net earnings;

    held-to-maturity investments; and

    available-for-sale financial assets.

  The category determines subsequent measurement and whether any resulting income and expense is recognized in net earnings or in other comprehensive income.

  All financial assets, except for those at fair value through net earnings, are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described below.

  All income and expenses relating to financial assets that are recognized in net earnings are presented within financial revenue or administrative expenses.

  Loans and receivables
  Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition, these are measured at amortized cost using the effective interest method, less provision for impairment. Discounting is omitted where the effect of discounting is immaterial. Term deposits and receivables fall into this category of financial instruments.

  Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default. Receivables that are not considered to be individually impaired are reviewed for impairment in groups, which are determined by reference to the industry and other available features of shared credit risk characteristics. The percentage of the write-down is then based on recent historical counterparty default rates for each identified group. Impairment of receivables is presented in administrative expenses.

  Financial assets at fair value through net earnings
  Financial assets at fair value through net earnings include financial assets that are either classified as held-for-trading or that meet certain conditions and are designated at fair value through net earnings upon initial recognition. Cash falls into this category.

  Assets in this category are measured at fair value with gains or losses recognized in net earnings.

  Held-to-maturity investments
  Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity other than loans and receivables. Investments are classified as held-to-maturity if the Company has the intention and ability to hold them until maturity.

  Held-to-maturity investments are measured subsequently at amortized cost using the effective interest method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in consolidated net earnings. The Company has no financial assets in this category.

35
MAY 12, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2011 and 2010 (in thousands of Canadian dollars)
(Unaudited)

  Available-for-sale financial assets
  Available-for-sale financial assets are non-derivative financial assets that are either designated to this category or do not qualify for inclusion in any of the other categories of financial assets. The Company’s available-for-sale financial assets include shares of publicly-traded companies.

  All available-for-sale financial assets are measured at fair value. Gains and losses are recognized in other comprehensive income and reported within the available-for-sale reserve within equity, except for impairment losses, which are recognized in net earnings. When the asset is disposed of or is determined to be impaired, the cumulative gain or loss recognized in other comprehensive income is reclassified to net earnings in and presented as a reclassification adjustment within other comprehensive income.

  Reversals of impairment losses are recognized in other comprehensive income, except for financial assets that are debt securities which are recognized in net earnings only if the reversal can be objectively related to an event occurring after the impairment loss was recognized.

  Financial liabilities

  The Company’s financial liabilities include trade and other payables.

  Financial liabilities are measured subsequently at amortized cost using the effective interest method, except for financial liabilities held for trading or designated at fair value through net earnings, that are carried subsequently at fair value with gains or losses recognized in net earnings.

  If applicable, all interest-related charges and changes in an instrument's fair value that are reported in net earnings are included within financial revenue or administrative costs.

2.21.	Accounting estimates and critical judgments

  The preparation of financial statements requires management to make estimates, assumptions and judgments with respect to future events. These estimates and judgments are constantly challenged. They are based on past experience and other factors, in particular, forecasts of future events that are reasonable in the circumstances. The actual results are likely to differ from the estimates, assumptions and judgments made by management, and will seldom equal the estimated results. The following paragraphs describe:

    The most critical management estimates and assumptions in the recognition and measurement of assets, liabilities and expenses;

    The most critical management judgments in applying accounting policies.

  Critical accounting estimates and assumptions

  Proven and probable reserves
  Proven and probable reserves are estimates of the quantity of ore that could be economically and legally extracted from a mine. The Company estimates its reserves using information compiled by qualified persons. This information relates to geological data on the size, depth and shape of the deposit and requires geological assessments to interpret the data. The assessment of recoverable reserves is based on factors such as the estimated exchange rate, price of metals, capital investments required and production costs stemming from geological assumptions based on the size and grade of the deposit. Changes in proven and probable reserves could have an impact on the net carrying amount of property, plant and equipment, asset retirement obligations, recognition of deferred tax assets and amortization, depreciation and depletion expenses.

36
MAY 12, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2011 and 2010 (in thousands of Canadian dollars)
(Unaudited)

  Asset retirement obligations
  The Company assesses its asset retirement obligations annually. Determining these obligations requires significant estimates and assumptions due to the numerous factors that affect the amount ultimately payable. Such factors include estimates of the scope and cost of restoration activities, legislative amendments, known environmental impacts, the effectiveness of reparation and restoration measures and changes in the discount rate. This uncertainty may lead to differences between the actual expense and the allowance. At the date of the statement of financial situation, asset retirement obligations represent management’s best estimate of the actual cost of future restoration costs.

  Impairment test of property, plant and equipment
  An impairment loss is recognized when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of fair value less costs to sell and value-in-use. To determine the value-in-use, management estimates expected future cash flows from each asset or cash-generating unit and determines a suitable interest rate in order to calculate the present value of those cash flows. In most cases, determining the applicable discount rate involves estimating the appropriate adjustment to market risk and the appropriate adjustment to asset-specific risk factors. In the process of measuring expected future cash flows, management makes assumptions about future operating results, such as future metal production (proven and probable reserves), estimated future metal prices, operating, capital and site restoration expenses and estimated future foreign exchange rates. These assumptions relate to future events and circumstances.

  Share-based remuneration expense
  The estimation of share-based payment costs requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The Company has made estimates as to the volatility of its own shares, the probable life of options, the time of exercise of those options and expected extinguishments. The model used by the Company is the Black-Scholes model.

  Provisions and contingent liabilities
  Judgments are made as to whether a past event has led to a liability that should be recognized in the consolidated financial statements or disclosed as a contingent liability. These judgments are based on a number of factors including the nature of the claims or dispute, the legal process and potential amount payable, legal advice received, past experience and the probability of a loss being realized. Several of these factors are sources of estimation uncertainty.

  Significant management judgment in applying accounting policies

  Start of commercial production
  Management assesses the stage of completion of each mine under development to determine when it begins commercial production. The Company considers a number of criteria to determine when a mine enters into commercial production, thereby resulting in reclassification from “mine under development” to “mining site under production”. The following criteria are used:

    Production capacity achieved

    Recovered grade

    Stage of completion of development work

  When a mine under development becomes a mining site under production, previously capitalized costs are allocated among the various assets, such as inventory, development expenses, buildings and equipment. Additionally, from that time, some previously capitalized costs are then recognized as expenses and the related income is recognized as precious metals revenue. Depreciation/depletion begins at that time as well.

37
MAY 12, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2011 and 2010 (in thousands of Canadian dollars)
(Unaudited)

  Income taxes and deferred mining taxes
  The Company is subject to taxes from different tax jurisdictions. It maintains allowances for uncertain tax positions that, in its opinion, appropriately reflect the risks related to the tax positions subject to discussions, audits, differences of opinion and appeals with the tax authorities or that are otherwise uncertain. These allowances are determined using best estimates of the amount payable based on a qualitative assessment of all relevant information. These allowances are reassessed at the end of each financial reporting period to determine if the amount is sufficient. However, audits by the tax authorities could subsequently result in an additional liability. Upon the definite resolution of a tax issue resulting in a tax amount that differs from the initially recognized tax expense, the difference is recognized in the tax expense of the period of definitive settlement.

3.	Other income

  Other income includes revenue from silver sales and revenue from custom milling.

4.	Cost of sales

	Three months ended
	March 31,	March 31,
	2011	2010
	$	$

Operating costs	13,477	13,250
Royalties	589	452
Custom milling	-	953
Depreciation and depletion	2,389	1,407

	16,455	16,062

5.	Exploration and project evaluation

	Three months ended
	March 31,	March 31,
	2011	2010
	$	$

Beaufor Mine	231	296
Island Gold Mine	436	484
Francoeur Mine	38	35
Wasamac property	740	35
Cripple Creek property	2	188
Monique property	916	1
Other properties	30	25
Project evaluation	97	116

Exploration and project evaluation before depreciation and exploration tax credits	2,490	1,180
Depreciation	36	34
Exploration tax credits	(1,632)	(404)

	894	810

38
MAY 12, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2011 and 2010 (in thousands of Canadian dollars)
(Unaudited)

6.	Administration

	Three months ended
	March 31,	March 31,
	2011	2010
	$	$

Stock-based compensation	216	276
Depreciation	15	17
Others	1,070	812

	1,301	1,105

7.	Gain on disposal of long-term assets

  The gain on disposal of long-term assets includes the following items:

	Three months ended
	March 31,	March 31,
	2011	2010
	$	$

Valentine Lake property a)	3,000	-
Corporate building b)	-	496
Mining equipment	-	(7)

	3,000	489

a)

  On January 24, 2011, the Company received $3,000 from Mountain Lake Resources Inc. for the sale of its 70% interest in the Valentine Lake property located in Central Newfoundland. In accordance with a letter agreement, Mountain Lake Resources Inc. paid the Company an option fee of 2,500,000 of its common shares in April 2009, has incurred an amount of $1,000 of exploration and development expenditures on the property, and paid a sum of $3,000 in cash, as agreed to by the parties, which will give rise to a gain on the disposal of mining assets, in January 2011, for the same amount.

b)	On January 4, 2010, the Company sold a corporate building with a net book value of $34 for a cash consideration of $530.

8.	Financial revenue

  Financial revenue includes interest income on cash of $13 ($4 for the three months period ended March 31, 2010), variation on fair value on cash equivalents of $100 ($31 for the three months period ended March 31, 2010), gains on disposal of shares of publicly-traded companies of $43 (nil for the three months period ended March 31, 2010) and foreign exchange losses of $105 ($5 for the three months period ended March 31, 2010).

39
MAY 12, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2011 and 2010 (in thousands of Canadian dollars)
(Unaudited)

9.	Earnings per share

  Both the basic and diluted earnings per share have been calculated using net earnings attributable to Richmont Mines shareholders as the numerator. The weighted average number of shares for the purposes of diluted earnings per share can be reconciled to the weighted average number of ordinary shares used in the calculation of basic earnings per share as follows:

	March 31,	March 31,
	2011	2010

Weighted average number of shares used in basic earnings per share (in thousands)	31,271	26,111

Shares deemed to be issued for no consideration in respect of share-based payments (in thousands)	492	204

Weighted average number of shares used in diluted earnings per share (in thousands)	31,763	26,315

10.	Inventories

	March 31,	December 31,	January 1,
	2011	2010	2010
	$	$	$

Precious metals	592	903	1 859
Ore	6,027	4,003	3,146
Supplies	2,612	2,458	2,355

	9,231	7,364	7,360

  There was no write-down of inventories recognized as an expense and no reversal of write-down during the first three months of 2011 and the first three months of 2010.

11.	Restricted deposits and letters of credit

  As at March 31, 2011, the Company has $106 in restricted deposits with Quebec’s government, $184 in restricted deposits with Ontario’s government and a credit facility is available to the Company in the amount of $ 3,000 for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed fee of 0.85%. The following table provides the allocation of restricted deposits and letters of credit issued as at March 31, 2011:

	March 31,	Date of
	2011	renewal
	$

Restricted deposits
Island Gold Mine (Lochalsh property)	184
Beaufor Mine	52
Francoeur Mine	54

	290
Letters of credit
Camflo Mill	1,332	April 20, 2011
Island Gold Mine (Kremzar property)	797	April 26, 2011

	2,129

40
MAY 12, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2011 and 2010 (in thousands of Canadian dollars)
(Unaudited)

  As at December 31, 2010, the Company had guaranteed the restoration of its mining sites by $106 in restricted deposits with Quebec’s government, $184 in restricted deposits with Ontario’s government and a credit facility was available to the Company in the amount of $3,000.

12.	Property, plant and equipment

										Mine
	Mining sites under production						Corporate office			under	Total
										develop-
										ment
	Mining Properties	Development costs	Buildings	Equipment	Asset retirement obligations	Total	Buildings	Equipment and rolling stock	Total
	$	$	$	$	$	$	$	$	$	$	$
Gross carrying amount
Balance at December 31, 2010	1,811	46,963	7,414	15,853	3,627	75,668	1,165	579	1,744	12,341	89,753

Acquisitions	-	1,586	52	353	-	1,991	-	-	-	4,359	6,350

Disposals and write-off	-	-	-	-	-	-	(250)	(17)	(267)	-	(267)

Transfers	-	-	-	19	-	19	-	(19)	(19)	-	-

Balance at Mars 31, 2011	1,811	48,549	7,466	16,225	3,627	77,678	915	543	1,458	16,700	95,836

Depreciation and depletion

Balance at December 31, 2010	916	18,074	3,118	6,328	1,219	29,655	413	459	872	27	30,554

Depreciation and depletion	5	1,599	227	518	76	2,425	6	9	15	-	2,440

Disposals and write-off	-	-	-	-	-	-	(250)	(17)	(267)	-	(267)

Balance at March 31, 2011	921	19,673	3,345	6,846	1,295	32,080	169	451	620	27	32,727

Carrying amount at March 31, 2011	890	28,876	4,121	9,379	2,332	45,598	746	92	838	16,673	63,109

41
MAY 12, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2011 and 2010 (in thousands of Canadian dollars)
(Unaudited)

										Mine
	Mining sites under production						Corporate office			under	Total
										development
	Mining properties	Development costs	Buildings	Equipment	Asset retirement obligations	Total	Buildings	Equipment and rolling stock	Total
	$	$	$	$	$	$	$	$	$	$	$
Gross carrying amount
Balance at January 1, 2010	1,564	42,481	6,588	14,079	3,247	67,959	1,476	560	2,036	2,442	72,437

Acquisitions	350	4,482	826	2,157	-	7,815	-	28	28	9,858	17,701

Disposals and write-off	(103)	-	-	(339)	-	(442)	(311)	-	(311)	-	(753)

Transfers	-	-	-	(44)	-	(44)	-	(9)	(9)	41	(12)

Revised costs	-	-	-	-	380	380	-	-	-	-	380

Balance at December 31, 2010	1,811	46,963	7,414	15,853	3,627	75,668	1,165	579	1,744	12,341	89,753

Depreciation and depletion

Balance at January 1, 2010	888	13,337	2,571	4,841	940	22,577	648	413	1,061	27	23,665

Depreciation and depletion	28	4,737	547	1,534	279	7,125	42	46	88	-	7,213

Disposals and write-off	-	-	-	(35)	-	(35)	(277)	-	(277)	-	(312)

Transfers	-	-	-	(12)	-	(12)	-	-	-	-	(12)

Balance at December 31, 2010	916	18,074	3,118	6,328	1,219	29,655	413	459	872	27	30,554

Carrying amount at December 31, 2010	895	28,889	4,296	9,525	2,408	46,013	752	120	872	12,314	59,199

42
MAY 12, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2011 and 2010 (in thousands of Canadian dollars)
(Unaudited)

13.	Capital stock

  Authorized: Unlimited number of common shares with no par value

	Three months ended
	March 31, 2011
	Number of
	shares	Amount
	(thousands)	$

Issued and paid: Common shares

Balance, beginning	31,230	88,743
Issue of shares for cash
Exercise of stock options a)	145	674

Balance, end of period	31,375	89,417

a)	Issue of shares

  During the three-month period ended on March 31, 2011, the Company issued 145,000 common shares following the exercise of stock options and received cash proceeds in the amount of $492. Contributed surplus was reduced by $182 which represents the fair value of the exercised stock options.

b)	Stock Option Purchase Plan

  A summary of the status of the Company’s Stock Option Purchase Plan at March 31, 2011 and changes during the three-month period then ended is presented below.

	Three months ended
	March 31, 2011
		Weighted
	Number of	average
	options	exercise price
	(thousands)	$

Options outstanding, beginning	2,311	3.46
Granted	40	4.84
Exercised	(145)	3.39
Cancelled	(8)	1.95
Expired	-	-

Options outstanding, end of period	2,198	3.49

Exercisable options, end of period	1,129	3.17

43
MAY 12, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2011 and 2010 (in thousands of Canadian dollars)
(Unaudited)

  The following table summarizes information about the Stock Option Purchase Plan at March 31, 2011:

		Options outstanding at		Exercisable options at
		March 31, 2011		March 31, 2011
		Weighted average	Weighted		Weighted
	Number or	remaining	average exercise	Number of	average
Exercise	options	contractual life	price	options	exercise price
price	(thousands)	(years)	$	(thousands)	$

$1.80 to $2.07	395	2.7	1.91	225	1.92
$2.74 to $4.04	922	2.0	3.18	646	3.11
$4.12 to $5.41	881	3.6	4.53	258	4.40

	2,198	2.7	3.49	1,129	3.17

  During the three-month period ended March 31, 2011, the Company granted 40,000 stock options to employees (520,000 for the three-month period ended March 31, 2010 to directors). The weighted average fair value of these stock options at the grant date, calculated using the Black-Scholes option pricing model is $2.38 ($1.94 in 2010). The compensation costs were calculated using the Black-Scholes pricing model with the following assumptions.

	March 31,	March 31,
	2011	2010

Risk-free interest rate	2.3%	2.3%
Expected life	4.6 years	3 and 4 years
Expected volatility	58%	63%
Expected dividend yield	0.0%	0.0%

  For the three-month period ended March 31, 2011, the stock-based compensation costs charged to earnings amount to $216 ($276 for the three-month period ended March 31, 2010). The contributed surplus was increased by the same amounts.

14.	Contributed surplus

	March 31,	December 31,
	2011	2010
	$	$

Balance, beginning of period	6,709	6,226

Stock-based compensation	216	1,080
Options exercised	(182)	(597)

Balance, end of period	6,743	6,709

44
MAY 12, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2011 and 2010 (in thousands of Canadian dollars)
(Unaudited)

15.	Consolidated statements of cash flow

	Three months ended
	March 31, 2011	March 31, 2010
	$	$

Change in non-cash working capital items

Receivables	178	(380)
Exploration tax credits receivable	(986)	(404)
Inventories	(1,867)	92
Payables, accruals and provisions	1,734	1,844

	(941)	1,152

Supplemental information
Cash received during the period
Interests	108	37

Change in payables, accruals and provisions related to development projects and other property, plant and equipment	197	230

16.	Subsequent event

  On May 9, 2011, the Company announced the signing of an option agreement with Globex Mining Enterprises Inc. to acquire a 100 % interest in five claims. Under the terms of the agreement, the Company paid $500, and to maintain the option must pay an additional $500 in November 2012. In addition, the Company will have to incur $1,000 in expenditures on the claims over the next eighteen months and incur an additional $1,000 before thirty-six months following the signing of the agreement. To exercise its option to acquire the claims, the Company will then have to pay $2,000 and issue 500,000 common shares in May 2014. Finally, following the acquisition, the Company will have to incur an additional $1,000 in expenditures on the claims within a twelve month period. The Company can abandon its right to exercise the option at any time by providing a written notice to this effect thirty days prior to the date of such cancellation.

17.	Contingencies

  A fully owned subsidiary, acquired in December 2008, is currently being subject to a tax review concerning a December 2006 financing done through the issuance of flow-through common shares. Patricia Mining Corp., now no longer in operations, entered into agreements with subscribers which required it to incur $1,990 of Canadian Exploration Expenses by December 31, 2007. According to governmental authorities, an amount of $1,511 of exploration expenses was not incurred by that date. The Company disagrees and intends to challenge this position. At this time, it is not possible to determine if there are any negative tax consequences for investors, or if there are any related amounts to be paid by the Company.

  In addition, the Company is involved in a normal course litigation. Management is of the opinion that the basis of this litigation is unfounded and, consequently, no provision has been accounted for in the financial statements in this respect.

18.	Capital disclosures

  The Company’s objectives when managing its capital are to safeguard the Company’s ability to continue as a going concern in order to support ongoing exploration programs and the development of its mining assets, to provide sufficient working capital to meet its ongoing obligations and to pursue potential investments.

  The Company defines its capital as its equity.

45
MAY 12, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2011 and 2010 (in thousands of Canadian dollars)
(Unaudited)

  The Company manages its capital structure and makes adjustments to it in accordance with the aforementioned objectives, as well as in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may purchase some of its shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and shares of publicly-traded companies. The Company is not subject to externally imposed capital requirements. The Company’s management of capital remained unchanged since the previous year.

19. Financial instruments and risk management

a)	Fair value of financial instruments

  The Company has classified its cash as financial assets at fair value through net earnings, its shares of publicly-traded companies as available-for-sale financial assets, its term deposits and receivables as loans and receivables, and its payables, accruals and provisions as other financial liabilities as defined by the CICA Handbook Section IAS 39, “Financial Instruments – Recognition and Measurement”.

  The following table presents the carrying amounts and fair values of each financial instruments category:

	March 31, 2011		December 31, 2010		January 1, 2010
	Book	Fair	Book	Fair	Book	Fair
	value	value	value	value	value	value
	$	$	$	$	$	$

Financial assets at fair value through net earnings
Cash a)	36,418	36,418	28,470	28,470	10,253	10,253

Available-for-sale financial assets
Shares of publicly-traded companies b)	1,026	1,026	1,311	1,311	741	741

Loans and receivables
Receivables a)	169	169	116	116	194	194
Term deposits a)	10,630	10,630	11,560	11,560	10,886	10,886

	10,799	10,799	11,676	11,676	11,080	11,080

Other financial liabilities
Payables, accruals and provisions a)	11,151	11,151	9,143	9,143	7,078	7,078

a)	The Company owns and assumes financial assets and liabilities such as cash, receivables, term deposits, as well as payables, accruals and provisions. The fair value of these financial assets and liabilities approximates their book value as these items will be realized or settled in the short term.

b)	The fair value of shares of publicly-traded companies is the bid price.

  The variation on fair value of cash equivalents for the three-month period ended March 31, 2011 is $100 ($31 for the three-month period ended March 31, 2010).

b)	Fair value hierarchy

  Financial instruments recognized at fair value on the Consolidated Statement of Financial Position must be classify fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurement, the fair value hierarchy levels are as follow:

Level 1:	quoted prices (unadjusted) observed in active markets for identical assets or liabilities;
Level 2:	valuation techniques based on inputs other than quoted prices included in level 1, that are either directly or indirectly observable;
Level 3:	valuation techniques with significant unobservable market inputs.

46
MAY 12, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2011 and 2010 (in thousands of Canadian dollars)
(Unaudited)

  The fair value measurements of shares of publicly-traded companies have been classified at level one from the fair value hierarchy. This valuation is based on bid price of the stock.

c)	Market risk

  The Company is exposed to gold price fluctuations and to fluctuations of the US dollar compared to the Canadian dollar. The Company manages its exposure to these risks through the occasional use of derivative financial instruments and gold commodity contracts. The Company is also exposed to share price fluctuations of the shares that it holds in shares of publicly-traded companies and to fluctuations of interest rates for its cash and cash equivalents. The risks and the management of those risks were unchanged compared to previous years.

  The Board of Directors approves all policies concerning the use of derivative financial instruments and gold sales contracts. The Company does not hold any financial instrument or derivative financial instrument for trading or speculative purposes.

  Foreign exchange risk

  The price of gold is established in US dollars; to manage its exposure due to the fluctuation of the US dollar, the Company can occasionally enter into various types of foreign exchange contracts. During the three-month periods ended March 31, 2011 and 2010, the Company did not enter into any forward exchange contracts. At March 31, 2011, the risk which the Company is exposed is established as:

	March 31, 2011	December 31, 2010	January 1, 2010
	US$	US$	US$

Cash and cash equivalents	9,928	3,083	88

  Based on the amount at risk as at March 31, 2011, and assuming that all other variables remain constant, a 10% variation in the Canadian dollar against US dollar would result in a variation of $993 of the foreign exchange gain related to cash in US dollars.

  Commodity price risk

  For its gold production, the Company can reduce its risk of a decrease in the price of gold through the occasional use of forward sales contracts and put and call options. The risk related to fluctuation of gold price is unchanged from the previous years. During the three-month periods ended March 31, 2011 and 2010, the Company did not enter into any hedging contracts for its gold production.

  Interest rate risk

  The cash and cash equivalents carry interest and therefore, the Company is exposed to a variation of their interest rate at their renewal. Based on the exposures as at March 31, 2011, and assuming that all other variables remain constant, an increase or decrease of 25 basis point of the interest rate would result in an increase or decrease of $29 in earnings before taxes.

d)	Crédit risk

  Financial instruments that expose the Company to market risk and to a credit risk consist of cash and cash equivalents and receivables. The Company invests its cash and cash equivalents in high-quality securities issued by government agencies, financial institutions and major corporations, and limits the amount of credit exposure by diversifying its holdings. At March 31, 2011 and December 31, 2010, the Company’s cash and term deposits are held through three financial institutions.

47
MAY 12, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2011 and 2010 (in thousands of Canadian dollars)
(Unaudited)

  The following table presents the composition of cash and cash equivalents:

	March 31, 2011	December 31, 2010	January 1, 2010
	$	$	$

Cash a)	36,418	28,470	10,253
Cash equivalents
Term deposits, 1.10% to 1.25% (1.05% to 1.20% as at December 31, 2010 and 0.90% as at January 1, 2010), maturing in April and May 2011	10,630	11,560	10,886
	47,048	40,030	21,139

a)	As at March 31, 2011, 52% of cash is invested with effective rates varying from 1.20% to 1.50%, and 46% at effective rates varying from 0.50% to 0.75%. (As at December 31, 2010, 73% of cash was invested with effective rates varying from 1.20% to 1.50% and 22% at effective rates varying from 0.50% to 0.75%. As at January 1, 2010, 49% of cash was invested with effective rates varying from 0.75% to 0.95%).

  The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate any loss for non-performance. The credit risk and its management are the same as the one of the previous year.

e)	Liquidity risk

  The objective of management with respect to liquidity risk is to hold enough cash and cash equivalents in order to ensure that the Company has the necessary funds to meet its obligations. The liquidity risk and its management are the same as the one of the previous year.

  Payables, accruals and provisions are due in the next financial year.

20.	Segmented information

  The Company operates gold mines at different sites in Quebec and Ontario. These operating sites are managed separately given their different locations. The Company assesses the performance of each segment based on earnings (loss) before taxes. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

  There was no difference in 2011 compared to annual financial statements in the basis of segmentation or the basis of evaluation of segment result.

48
MAY 12, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2011 and 2010 (in thousands of Canadian dollars)
(Unaudited)

	Three months ended March 31, 2011
			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenue	6,941	19,487	1	26,429

Cost of sales and others a)	5,056	11,425	1,256	17,737
Exploration and project evaluation	267	436	191	894
Gain on disposal of long-term assets	-	-	(3,000)	(3,000)

Total expenses	5,323	11,861	(1,553)	15,631

Earnings before mining and income taxes	1,618	7,626	1,554	10,798

Acquisition of property, plant and equipment	4,819	1,334	-	6,153

Current assets	7,087	8,314	49,716	65,117
Restricted deposits	106	184	-	290
Property, plant and equipment	24,575	36,440	2,094	63,109

Total assets	31,768	44,938	51,810	128,516

Current liabilities	4,930	4,432	5,710	15,072
Asset retirement obligations	5,069	1,306	-	6,375
Deferred mining taxes	-	-	3,117	3,117

Total liabilities	9,999	5,738	8,827	24,564

a)	Cost of sales includes operating costs, royalties, custom milling, depreciation and depletion, administration, accretion expense of asset retirement obligations and financial revenue.

49
MAY 12, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2011 and 2010 (in thousands of Canadian dollars)
(Unaudited)

	Three months ended March 31, 2010
			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenue	7,320	12,644	-	19,964
Cost of sales and others	5,496	10,613	1,057	17,166
Exploration and project evaluation	283	672	(145)	810
Loss (gain) on disposal of long-term assets	-	7	(496)	(489)

Total expenses	5,779	11,292	416	17,487

Earnings (loss) before mining and income taxes	1,541	1,352	(416)	2,477

Acquisition of property, plant and equipment	2,068	1,485	22	3,575

December 31, 2010
Current assets	4,295	7,260	44,261	55,816
Restricted deposits	106	184	-	290
Property, plant and equipment	19,332	37,723	2,144	59,199

Total assets	23,733	45,167	46,405	115,305

Current liabilities	4,102	3,929	3,905	11,936
Asset retirement obligations	5,043	1,300	-	6,343
Deferred mining taxes	-	-	2,235	2,235

Total liabilities	9,145	5,229	6,140	20,514

21.	Transition to IFRS

  The Company’s consolidated financial statements for the year ending December 31, 2011 will be the first consolidated annual financial statements that comply with IFRS. These interim consolidated financial statements were prepared as described in note 1, including the application of IFRS 1. The effect of the transition to IFRS on equity, comprehensive income and the cash flows is presented and described in this note, and is explained in greater detail in the notes associated with the tables.

  IFRS 1 also requires that comparative financial information be provided. As a result, the first date at which the Company has applied IFRS was January 1, 2010 (the “transition date”). IFRS 1 requires first-time adopters to retrospectively apply all effective IFRS standards as of the reporting date, which for the Company will be December 31, 2011. However, it also provides for certain optional exemptions and certain mandatory exceptions for first-time IFRS adopters.

  Initial elections upon adoption:

  Upon transition, IFRS 1 permits certain optional exemptions and dictates certain mandatory exceptions from full retrospective application. The Company applied mandatory exceptions and certain optional exemptions. The following exemptions and exceptions were adopted by the Company.

50
MAY 12, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2011 and 2010 (in thousands of Canadian dollars)
(Unaudited)

  IFRS optional exemptions applied at the time of the transition

a)

  Business combinations – IFRS 1 provides the option to apply IFRS 3R “Business Combinations” prospectively from the transition date or to choose a date from which the business combinations will be restated. The retrospective basis would require the restatement of all business combinations that occurred prior to the transition date in accordance with the recommendations of IFRS 3R. The Company elected to retrospectively apply IFRS 3R to business combinations that occurred after January 1, 2008. Only one business combination occurred between this date and the transition date. The acquisition of non-controlling interests of Louvem Mines Inc. that occurred on May 18, 2010 did not have any impact at the time of the transition to IFRS, as the Company had early adopted section 1582 “Business Combinations” and sections 1601 “Consolidated Financial Statements” and 1602 “Non-Controlling Interests”, which are harmonized with IFRS 3R “Business Combinations” and IAS 27 “Consolidated and Separate Financial Statements”.

b)

  Stock-based compensation – IFRS 1 encourages, but does not require the application of IFRS 2 “Shared- based Payment” to equity instruments that were granted on or before November 7, 2002. A first-time adopter is also encouraged, but not required, to apply IFRS 2 to equity instruments that were granted after November 7, 2002 and vested before the date of transition or on January 1, 2005, whichever is later. The Company has elected to apply IFRS 2 only to equity instruments that were granted before the date of transition but that were not entirely vested at this time.

c)

  Asset retirement obligations – The Company elected to adopt the exemption from IFRS 1 allowing a first-time adopter not to comply with requirements from IFRIC 1 “Changes in Existing Decommissioning, Restoration and Similar Liabilities” for changes in such liabilities that occurred before the date of transition. By applying this exemption, the Company has measured the liability as at the date of transition, has estimated the amount that would have been included in the cost of the related asset when the liability first arose, by discounting the liability to that date using its best estimate of the historical risk-adjusted discount rate that would have applied for that liability over the intervening period, and has calculated the accumulated depreciation on that amount, as at the date of transition, on the basis of the current estimate of the useful life of the asset, using the depreciation policy adopted by the Company in accordance with IFRS. The residual of this adjustment at the date of transition must be registered in the opening retained deficit.

  IFRS mandatory exceptions at the time of the transition

a)

  Estimates – Hindsight is not used to create or revise estimates. The estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies.

b)

  Derecognition of financial assets and liabilities – Financial assets and liabilities that were derecognized before January 1, 2010 in accordance with its previous Canadian GAAP shall not be recognized in accordance with IFRS. The Company has early adopted IFRS 1 modification regarding the first-time adoption of the exception, which is January 1, 2010.

c)

  Non-controlling interests - Since the Company elected to apply the exemption for business combinations to business combinations that occurred after January 1, 2008, the Company must apply the following requirements from IAS 27 (amended in 2008), “Consolidated and separate financial statements” prospectively from January 1, 2008:

(a)

  the requirement that total comprehensive income is attributed to the shareholders of Richmont Mines Inc. and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance;

(b)	the requirements for accounting for changes in the parent's ownership interest in a subsidiary that do not result in a loss of control; and

(c)

  the requirements for accounting for a loss of control over a subsidiary, and the related requirements of which a entity that is committed to a sale plan involving loss of control of a subsidiary shall classify all the assets and liabilities of that subsidiary as held for sale when the criteria underlying such presentation are met, regardless of whether the entity will retain a non-controlling interest in its former subsidiary after the sale.

51
MAY 12, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2011 and 2010 (in thousands of Canadian dollars)
(Unaudited)

  Reconciliations of Canadian GAAP to IFRS

  IFRS 1 requires an entity to reconcile equity, comprehensive income and cash flows for prior periods. The Company’s first time adoption of IFRS did not have an impact on the total operating, financing or investing cash flows. The following represents the reconciliations from Canadian GAAP to IFRS for the respective periods noted for consolidated equity, consolidated earnings and consolidated comprehensive income:

  Reconciliation of consolidated Equity

For the periods ended:		December 31,	March 31,	January 1,
		2010	2010	2010
		$	$	$

Equity under Canadian GAAP		96,851	69,932	67,975

Impacts of the transition to IFRS:
1.	Business combinations	(2,295)	(2,602)	(2,682)
2.	Stock-based compensation	-	-	-
3.	Asset retirement obligations	235	72	22
4.	Non-controlling interests	-	2,009	1,986

Total Equity under IFRS		94,791	69,411	67,301

  Reconciliation of consolidated Net earnings

For the year to date periods ended:		December 31,	March 31,
		2010	2010
		$	$

Net earnings under Canadian GAAP		8,883	1,764

Impacts of the transition to IFRS:
1.	Business combinations	386	79
2.	Stock-based compensation	(277)	(50)
3.	Asset retirement obligations	213	49
4.	Non-controlling interests	-	23

Net earnings under IFRS		9,205	1,865

  Reconciliation of consolidated Comprehensive income

For the year to date periods ended:	December 31,	March 31,
	2010	2010
	$	$

Comprehensive income under Canadian GAAP	9,744	1,698

Impacts of the transition to IFRS:
Differences in net earnings	322	101

Comprehensive income under IFRS	10,066	1,799

52
MAY 12, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2011 and 2010 (in thousands of Canadian dollars)
(Unaudited)

  Notes relating to reconciliations

  In addition to the optional exemptions and mandatory exceptions discussed above, the following narratives explain the significant differences between the previous Canadian GAAP accounting policies and the current IFRS accounting policies applied by the Company. Only those differences that impact the Company as of the transition date are described below. The following is not a complete summary of all of the differences between Canadian GAAP and IFRS. Relative to the impacts on the Company, the descriptive caption next to each numbered item below corresponds to the same numbered and descriptive caption in the tables above, which reflect the quantitative impacts from each change. Unless a quantitative impact was noted below, the impact from the change was not material for the Company.

1-

  Business combinations – As stated in the section entitled “IFRS optional exemptions applied at the time of the transition”, the Company applied the exemption in IFRS 1 for business combinations that occurred prior to January 1, 2008. Consequently, business combinations concluded prior to this date have not been restated. The IFRS adjustments below relate to the business combination occurring after January 1, 2008, that was not recorded under IFRS. The acquisition of Patricia Mining Corp. which took place on December 16, 2008, was therefore retreated in the following manner:

  Measurement of purchase price
  Canadian GAAP – Shares issued as consideration are measured at their market price a few days before and after the date that the proposed transaction was announced.

  IFRS – Shares issued as consideration are measured at their market value on the transaction closing date. As a result, on the transition date, share capital was increased by $225 relative to the re-measurement of the shares issued as consideration for the acquisition, less issue costs of $80. The difference of $145 has been recorded as an increase to the retained deficit.

  Increase in an interest
  Canadian GAAP – An increase in the participation in consolidated assets and liabilities of a variable interest entity is recorded based on the fair value acquired.

  IFRS – Under IFRS, the investment in the variable interest entity is considered as investment in a subsidiary since the Company has the power to govern the financial and operating policies of the entity under an agreement. Also, when the acquired entity is already controlled and consolidated in financial statements, changes in the percentage of the parent company’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. It is thus necessary to eliminate the increase of value recorded on property, plant and equipment at the acquisition on December 2008, reduced by the depreciation recorded to date. Consequently, on the transition date, property, plant and equipment were reduced by $2,991, deferred mining taxes were reduced by $309 and the difference of $2,682 was recorded as an increase to the retained deficit.

2-

  Stock-based compensation – As stated in the section entitled “IFRS optional exemptions applied at the time of the transition”, the Company has elected to apply IFRS 2 only to equity instruments that were granted before the date of transition but that were not entirely vested at this time.

  Recognition of expense
  Canadian GAAP – For grants of stock-based compensation with graded vesting, the total fair value of the award is recognized on a straight-line basis over the employment period necessary to vest the award.

  IFRS – Each tranche in an award with graded vesting is considered a separate grant with a different vesting date and fair value. Each grant is accounted for on that basis. As a result, the Company adjusted its expense for stock-based compensation to reflect this difference in recognition.

  Forfeitures|
  Canadian GAAP – Forfeitures of awards are recognized as they occur.

  IFRS – An estimate is required of the number of awards expected to vest, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate.

53
MAY 12, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2011 and 2010 (in thousands of Canadian dollars)
(Unaudited)

  On the transition date, the Company has increased its retained deficit by $93 corresponding to the increase of the stock-based compensation expenses which were recorded before the transition date resulting in an increase of the contributed surplus by an equivalent amount. Thus, the effect on the equity is nil. This adjustment represents the impact of the two differences.

3-

  Asset retirement obligations – As stated in the section entitled “IFRS optional exemptions applied at the time of the transition”, the Company elected to adopt the optional exemption from IFRS 1 allowing a first-time adopter not to comply with requirements from IFRIC 1 for changes in such liabilities that occurred before the date of transition. Consequently, the Company has evaluated the provisions as at January 1, 2010 and estimated the amount that will be included in the cost of the related asset by discounting the liability to the date at which the liability first arose.

  Discount rate
  Canadian GAAP – The provision for asset retirement obligations is not adjusted for changes in the discount rate.

  IFRS – The provision for asset retirement obligations must be adjusted for changes in the discount rate. The evaluation of the liability as at January 1, 2010 resulted in a reduction of $82 of the asset retirement obligations and a net reduction of $60 of the corresponding Property, plant and equipment. Consequently, the Company has reduced its retained deficit by $22 on the transition date.

  Presentation of the periodic unwinding
  Canadian GAAP – The periodic unwinding of the discount is classified in the income statement as an operating item, not as an interest expense.

  IFRS – The periodic unwinding of the discount is recognized in the income statement as a finance cost.

4-	Non-controlling interests

  Canadian GAAP – Non-controlling interests in the equity of a consolidated subsidiary are classified as a separate component between liabilities and equity in the statement of financial position and as a component of net earnings within the income statement.

  IFRS – Non-controlling interests are classified as a component of equity as a single separate line item. This reclassification resulted in an increase in equity of $1,986 on the transition date. Furthermore, non-controlling interests are not included as a component of net income, but rather an allocation of net income. This reclassification concerns only the reclassification of data produced under Canadian GAAP before the early adoption of section 1582 “Business Combinations” and sections 1601 “Consolidated Financial Statements” and 1602 “Non-Controlling Interests”, which are harmonized with IFRS 3R “Business Combinations” and IAS 27 “Consolidated and Separate Financial Statements”.

  Presentation differences

  Certain presentation differences between previous GAAP and IFRS have no impact on consolidated reported earnings or total equity. These differences were noted in the section entitled “IFRS Reclassifications” and can be summarized as:

    Depreciation and depletion expenses are allocated to function rather than being showed as separate line in the income statement.

    The income generated from silver sales that were previously accounted for as a reduction of operating costs henceforth has to be presented as income.

54
MAY 12, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2011 and 2010 (in thousands of Canadian dollars)
(Unaudited)

    Royalties and custom milling, which were presented as separate line in the income statement, are now included in the cost of sales in the income statement and are detailed in a note.

    Interest income, variation on fair value on cash equivalents, gains and losses on disposal of shares of publicly-traded companies, foreign exchange gains and losses are now presented after operating earnings, instead of being included in revenues previously.

  Reconciliations of the financial statements previously presented under Canadian GAAP to the financial statements prepared under IFRS

  The following are reconciliations of the financial statements previously presented under Canadian GAAP to the financial statements prepared under IFRS.

55
MAY 12, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2011 and 2010 (in thousands of Canadian dollars)
(Unaudited)

  Reconciliation of consolidated statement of financial position as of January 1, 2010

	Canadian GAAP	IFRS	IFRS	IFRS
Canadian GAAP accounts	balance	adjustments	reclassifications	balance	IFRS accounts

ASSETS					ASSETS

CURRENT ASSETS					CURRENT ASSETS
Cash and cash equivalents	21,139			21,139	Cash and cash equivalents
Shares of publicly-traded companies	741			741	Shares of publicly-traded companies
Accounts receivable	1,213			1,213	Receivables
Mining and income taxes receivable	1,500			1,500	Income and mining tax assets
Exploration tax credits receivable	1,348			1,348	Exploration tax credits receivable
Inventories	7,360			7,360	Inventories

	33,301	-	-	33,301

DEPOSITS RESTRICTED	106			106	RESTRICTED DEPOSITS

PROPERTY, PLANT AND EQUIPMENT	51,823	(3,051)		48,772	PROPERTY, PLANT AND EQUIPMENT

	85,230	(3,051)		82,179	TOTAL ASSETS

LIABILITIES					LIABILITIES

CURRENT LIABILITIES					CURRENT LIABILITIES
Accounts payable and accrued charges	7,130			7,130	Payables, accruals and provisions
Mining and income taxes payable	1,235			1,235	Income and mining taxes payable

	8,365			8,365
ASSET RETIREMENT OBLIGATIONS	5,928	(82)		5,846	ASSET RETIREMENT OBLIGATIONS

MINORITY INTEREST	1,986		(1,986)	-

FUTURE MINING AND
INCOME TAXES	976	(309)		667	DEFERRED MINING TAXES

	17,255	(391)	(1,986)	14,878	TOTAL LIABILITIES

SHAREHOLDERS’ EQUITY					EQUITY

Capital stock	64,675	145		64,820	Share capital
Contributed surplus	6,133	93		6,226	Contributed surplus
Deficit	(2,789)	(2,898)		(5,687)	Retained deficit
Accumulated other comprehensive income	(44)			(44)	Accumulated other comprehensive income

		(2,660)	-	65,315	Total equity attributable to Richmont Mines shareholders

			1,986	1,986	Non-controlling interests

	67,975	(2,660)	1,986	67,301	TOTAL EQUITY

	85,230	(3,051)	-	82,179	TOTAL EQUITY AND LIABILITIES

56
MAY 12, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2011 and 2010 (in thousands of Canadian dollars)
(Unaudited)

  Reconciliation of consolidated income statement for the quarter ended March 31, 2010

	Canadian GAAP	IFRS	IFRS	IFRS
Canadian GAAP accounts	balance	adjustments	reclassifications	balance	IFRS accounts

REVENUE					REVENUE
Precious metals	18,207			18,207	Precious metals
Other	1,755		2	1,757	Other income
	19,962	-	2	19,964

EXPENSES					EXPENSES
Operating costs	13,218		2,844	16,062	Cost of sales
Royalties	452		(452)	-
Custom milling	953		(953)	-
Administration	1,038	50	17	1,105	Administration
Exploration and project evaluation	776		34	810	Exploration and project evaluation
Gain on disposal of long-term assets	(489)			(489)	Gain on disposal of long-term assets

				17,488
				2,476	OPERATING EARNINGS
Accretion expense – asset retirement obligations	70	(41)		29	Accretion expense – asset retirement obligations

Depreciation, depletion and write-off	1,555	(97)	(1,458)	-
			(30)	(30)	Financial revenue

	17,573	(88)	2

EARNINGS BEFORE OTHER ITEMS	2,389	88		2,477	EARNINGS BEFORE MINING AND INCOME TAXES

MINING AND INCOME TAXES	602	10		612	MINING AND INCOME TAXES

	1,787

NET EARNINGS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	23

NET EARNINGS	1,764			1,865	NET EARNINGS FOR THE PERIOD

				23	NET EARNINGS ATTRIBUTABLE TO NON NON-CONTROLLING INTERESTS

				1,842	NET EARNINGS ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS

EARNINGS PER SHARE					EARNINGS PER SHARE
basic and diluted	0.07			0.07	basic and diluted

57
MAY 12, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2011 and 2010 (in thousands of Canadian dollars)
(Unaudited)

  Reconciliation of the consolidated statement of comprehensive income for the quarter ended March 31, 2010

	Canadian GAAP	IFRS	IFRS	IFRS
Canadian GAAP accounts	balance	adjustments	reclassifications	balance	IFRS accounts

NET EARNINGS	1,764	78	23	1,865	NET EARNINGS FOR THE PERIOD

Comprehensive income, net of income taxes:					OTHER COMPREHENSIVE INCOME, NET OF TAXES

Change in unrealized loss on available-for-sale investments	(66)			(66)	Change in unrealized loss on available-for-sale investments

COMPREHENSIVE INCOME	1,698	78	23	1,799	TOTAL COMPREHENSIVE INCOME FOR THE PERIOD, NET OF TAXES

				23	COMPREHENSIVE INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

				1,776	COMPREHENSIVE INCOME ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS

				1,799

58
MAY 12, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2011 and 2010 (in thousands of Canadian dollars)
(Unaudited)

  Reconciliation of consolidated income statement for the year ended December 31, 2010

	Canadian GAAP	IFRS	IFRS
Canadian GAAP accounts	balance	adjustments	reclassifications	IFRS balance	IFRS accounts

REVENUE					REVENUE
Precious metals	87,182			87,182	Precious metals
Other	3,599		(369)	3,230	Other income

	90,781	-	(369)	90,412

EXPENSES					EXPENSESS
Operating costs	54,565		11,538	66,103	Cost of sales
Royalties	2,075		(2,075)	-
Custom milling	1,863		(1,863)	-
Administration	4,571	277	66	4,914	Administration
Exploration and project evaluation	7,217		139	7,356	Exploration and project evaluation
Gain on disposal of long-term assets	(489)			(489)	Gain on disposal of long-term assets

				77,884
				12,528	OPERATING EARNINGS
Accretion expense – asset retirement obligations	287	(170)		117	Accretion expense – asset retirement obligations

Depreciation, depletion and write-off	8,118	(481)	(7,637)	-
			(537)	(537)	Financial revenue

	78,207	(374)	(369)

					EARNINGS BEFORE MINING AND INCOME TAXES
EARNINGS BEFORE OTHER ITEMS	12,574	374	-	12,948

MINING AND INCOME TAXES	3,691	52		3,743	MINING AND INCOME TAXES

NET EARNINGS	8,883	322		9,205	NET EARNINGS

NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(128)			(128)	NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

NET EARNINGS ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS	9,011	322	-	9,333	NET EARNINGS ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS

NET EARNINGS PER SHARE					NET EARNINGS PER SHARE
basic and diluted	0.31			0.31	basic and diluted

59
MAY 12, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2011 and 2010 (in thousands of Canadian dollars)
(Unaudited)

  Reconciliation of the consolidated statement of comprehensive income for the year ended December 31, 2010

	Canadian GAAP	IFRS	IFRS	IFRS
Canadian GAAP accounts	balance	adjustments	reclassifications	balance	IFRS accounts

NET EARNINGS	8,883	322		9,205	NET EARNINGS

Comprehensive income, net of income taxes:					OTHER COMPREHENSIVE INCOME, NET OF TAXES
Change in unrealized gain on available-for-sale investments	1,071			1,071	Change in unrealized gain on available-for-sale investments
Realized gains on sale of available-for-sale investments included in net earnings	(210)			(210)	Realized gains on sale of available-for-sale investments transferred to net earnings

COMPREHENSIVE INCOME	9,744	322	-	10,066	TOTAL COMPREHENSIVE INCOME, NET OF TAXES

COMPREHENSIVE INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(128)			(128)	COMPREHENSIVE INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

COMPREHENSIVE INCOME ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS	9,872	322		10,194	COMPREHENSIVE INCOME ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS

	9,744	322	-	10,066

60
MAY 12, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2011 and 2010 (in thousands of Canadian dollars)
(Unaudited)

  Reconciliation of consolidated statement of financial position as of December 31, 2010

	Canadian GAAP	IFRS	IFRS	IFRS
Canadian GAAP accounts	balance	adjustments	reclassifications	balance	IFRS accounts

ASSETS					ASSETS
CURRENT ASSETS					CURRENT ASSETS
Cash and cash equivalents	40,030			40,030	Cash and cash equivalents
Shares of publicly-traded companies	1,311			1,311	Shares of publicly-traded Companies
Accounts receivable	1,892			1,892	Receivables
Mining and income taxes receivable	1,745			1,745	Income and mining tax assets
Exploration tax credits receivable	3,474			3,474	Receivable
Inventories	7,364			7,364	Inventories

	55,816	-	-	55,816

DEPOSITS RESTRICTED	290			290	RESTRICTED DEPOSITS
PROPERTY, PLANT AND EQUIPMENT	61,540	(2,341)		59,199	PROPERTY, PLANT AND EQUIPMENT

	117,646	(2,341)	-	115,305	TOTAL ASSETS

LIABILITIES					LIABILITIES
CURRENT LIABILITIES					CURRENT LIABILITIES
Accounts payable and accrued charges	9,262			9,262	Payables, accruals and provisions
Mining and income taxes payable	2,674			2,674	Income and mining taxes payable

	11,936	-	-	11,936

ASSET RETIREMENT OBLIGATIONS	6,366	(23)		6,343	ASSET RETIREMENT OBLIGATIONS

FUTURE MINING AND INCOME TAXES	2,493	(258)		2,235	DEFERRED MINING TAXES

	20,795	(281)	-	20,514	TOTAL LIABILITIES

SHAREHOLDER’S EQUITY					EQUITY
Capital stock	88,598	145		88,743	Share capital
Contributed surplus	6,339	370		6,709	Contributed surplus
Deficit	1,097	(2,575)		(1,478)	Retained deficit
Accumulated other comprehensive income	817			817	Accumulated other comprehensive income

	96,851	(2,060)	-	94,791	Total equity attributable to Richmont Mines shareholders
	-			-	Non-controlling interests

	96,851	(2,060)	-	94,791	TOTAL EQUITY
					TOTAL EQUITY AND LIABILITIES
	117,646	(2,341)	-	115,305

61
MAY 12, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2011 and 2010 (in thousands of Canadian dollars)
(Unaudited)

  Additional Annual Disclosures under IFRS

  As a result of the adjustments discussed above, the following IFRS annual disclosures for the year ended December 31, 2010 are included below. Certain information disclosure normally included in annual consolidated financial statements prepared in accordance with IFRS were omitted or condensed where such information is not considered material to the understanding of the Company’s interim financial information.

  Income taxes expenses

  Mining and income taxes expenses consist of:

2010
$

Current taxes	2,175
Deferred taxes	1,568

3,743

  The income tax expense attributable to earnings differs from the amounts computed by applying the combined federal and provincial income tax rate of 30.56% to earnings before mining and income taxes as a result of the following:

2010
$

Earnings before mining and income taxes	12,948

Tax expense at combined statutory rate	3,957
Increase (decrease) in mining and income taxes resulting from:
Resource allowance deduction	(426)
Deductible mining taxes	(327)
Part XII.6 tax	176
Decrease of deferred tax assets	(929)
Impact of the change in tax rates	(259)
Prior years deferred income taxes adjustment	(8)
Non deductible expenses	341
Other	106

Income taxes	2,631
Mining taxes	1,112

Total mining and income tax expense	3,743

	Balance at	Recorded in	Balance at
	January 1,	income	December 31,
	2010	statement	2010
	$	$	$

Deferred mining taxes
Property, plant and equipment	(920)	(1,580)	(2,500)
Asset retirement obligations	245	38	283
Exploration credit	(21)	(41)	(62)
Severance pay	29	15	44

	(667)	(1,568)	(2,235)

62
MAY 12, 2011	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2011 and 2010 (in thousands of Canadian dollars)
(Unaudited)

  The Company has the following timing differences:

	Federal	Quebec
	$	$

Property, plant and equipment	7,120	36,934
Asset retirement obligations	6,343	6,343
Harmonization of Ontario’s fiscal credits	7,276	-
Share issue costs	1,083	1,083
Deductible deferred mining taxes	2,235	2,235
Severance pay	382	382
Losses carried forward	-	3,187

	24,439	50,164

  The ability to realize the tax benefits is dependent upon a number of factors, including the future profitability of operations. Deferred tax assets are recognized only to the extent that it is probable that sufficient taxable profits will be available to allow the asset to be recovered. Accordingly, no deferred tax asset has been recognized, this deferred tax assets not recognized equal an amount of $7,681.

22.	Approval of Financial Statements

  The interim consolidated financial statements for the period ending March 31, 2011 were approved by the board of directors on May 12, 2011.

63
MAY 12, 2011	RICHMONT MINES INC.